                                                Registration No. 333-_____

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM N-4

                  REGISTRATION STATEMENT UNDER THE SECURITIES
                                ACT OF 1933                       /  X  /

                      Pre-Effective Amendment No. ____            /     /

                     Post-Effective Amendment No. ____            /    /
                                and/or

                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                  /     /

                                Amendment No. ____                /     /

                     (Check appropriate box or boxes.)

                    NML VARIABLE ANNUITY ACCOUNT A
--------------------------------------------------------------------------------
                       (Exact Name of Registrant)
             THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
                       (Name of Depositor)
720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN                 53202
-----------------------------------------------------         ----------
(Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code  414-271-1444
                                                  ----------------------
   JOHN M. BREMER, Executive Vice President, General Counsel and Secretary
     720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN  53202
--------------------------------------------------------------------------------
                    (Name and Address of Agent for Service)

              Approximate date of proposed public offering:  When the
                     Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                          1933 check the following box   / /

         CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                Proposed    Proposed
 Title of                       Maximum     Maximum
 Securities        Amount       Offering    Aggregate      Amount of
 Being             Being        Price per   Offering       Registration
 Registered        Registered   Unit        Price          Fee
--------------------------------------------------------------------------------
 Variable Annuity  See Note 1   See Note 1  $100,000,000   $27,800
 Contracts
--------------------------------------------------------------------------------

1.   These contracts are not issued in predetermined amounts or units.
                            ------------------------
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Earlier Registration Statement to which the Combined Prospectus Relates:
Registration No. 333-22455

                             NML VARIABLE ANNUITY ACCOUNT A
-------------------------------------------------------------------------------
                               CROSS-REFERENCE SHEET

N-4, Part A                 Heading in
Item                        Prospectus
-----------                 ----------
     1 . . . . . . . . . .  Cover Page
     2 . . . . . . . . . .  Index of Special Terms
     3 . . . . . . . . . .  Expense Table
     4 . . . . . . . . . .  Accumulation Unit Values, Financial Statements
     5 . . . . . . . . . .  The Company, NML Variable Annuity Account A, The Funds
     6 . . . . . . . . . .  Deductions, Distribution of the Contracts
     7 . . . . . . . . . .  The Contracts, Owners of the Contracts, Application of
                            Purchase Payments, Transfers Between Divisions and
                            Payment Plans, Substitution and Change
     8 . . . . . . . . . .  Variable Payment Plans, Description of Payment Plans, Amount of
                            Annuity Payments, Maturity Benefit, Assumed Investment Rate,
                            Transfers Between Divisions and Payment Plans
     9 . . . . . . . . . .  Death Benefit
    10 . . . . . . . . . .  Amount and Frequency, Application of Purchase Payments,
                            Net Investment Factor, Distribution of the Contracts
    11 . . . . . . . . . .  Withdrawal Amount, Deferment of Benefit Payments, Right to
                            Examine Contract
    12 . . . . . . . . . .  Federal Income Taxes
    13 . . . . . . . . . .  Not Applicable
    14 . . . . . . . . . .  Table of Contents for Statement of Additional Information

-------------------------------------------------------------------------------

N-4, Part B                 Heading in Statement
Item                        of Additional Information
-----------                 -------------------------
    15 . . . . . . . . . .  Cover Page
    16 . . . . . . . . . .  Table of Contents
    17 . . . . . . . . . .  Not Applicable
    18 . . . . . . . . . .  Experts
    19 . . . . . . . . . .  Not Applicable
    20 . . . . . . . . . .  Distribution of the Contracts
    21 . . . . . . . . . .  Not Applicable
    22 . . . . . . . . . .  Determination of Annuity Payments
    23 . . . . . . . . . .  Financial Statements

April 30, 1999



[LOGO]
The Quiet Company-Registered Trademark-




    NML VARIABLE ANNUITY ACCOUNT A

            Individual Variable Annuity Contracts for Retirement

            Plans of Self-Employed Persons and Their Employees







                                 (PHOTO)











Northwestern Mutual Series Fund, Inc. and
Russell Insurance Funds



The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-1444



PROSPECTUS

CONTENTS FOR THIS PROSPECTUS



                                                    PAGE
                                                    ----
PROFILE . . . . . . . . . . . . . . . . . . . . . .i-iv
PROSPECTUS . . . . . . . . . . . . . . . . . . . . . .1
   NML Variable Annuity Account A. . . . . . . . . . .1
INDEX OF SPECIAL TERMS . . . . . . . . . . . . . . . .2
EXPENSE TABLE. . . . . . . . . . . . . . . . . . . . .2
ACCUMULATION UNIT VALUES . . . . . . . . . . . . . . .5
THE COMPANY. . . . . . . . . . . . . . . . . . . . . .8
NML VARIABLE ANNUITY
   ACCOUNT A . . . . . . . . . . . . . . . . . . . . .8
THE FUNDS. . . . . . . . . . . . . . . . . . . . . . .8
THE CONTRACTS. . . . . . . . . . . . . . . . . . . . .9
    Purchase Payments Under the Contracts. . . . . . .9
      Amount and Frequency . . . . . . . . . . . . . .9
      Application of Purchase Payments . . . . . . . .9
    Net Investment Factor. . . . . . . . . . . . . . .9
    Benefits Provided Under the
      Contracts. . . . . . . . . . . . . . . . . . . 10
        Withdrawal Amount. . . . . . . . . . . . . . 10
        Death Benefit. . . . . . . . . . . . . . . . 10
        Maturity Benefit . . . . . . . . . . . . . . 10
      Variable Payment Plans . . . . . . . . . . . . 10
        Description of Payment Plans . . . . . . . . 10
        Amount of Annuity Payments . . . . . . . . . 10
        Assumed Investment Rate. . . . . . . . . . . 11
      Additional Information . . . . . . . . . . . . 11


                                                    PAGE
                                                    ----
Transfers Between Divisions and
Payment Plans. . . . . . . . . . . . . . . . . . . . 11
        Gender-Based Annuity Payment
          Rates. . . . . . . . . . . . . . . . . . . 11
        Owners of the Contracts. . . . . . . . . . . 12
        Disability Provision . . . . . . . . . . . . 12
        Deferment of Benefit Payments. . . . . . . . 12
        Dividends. . . . . . . . . . . . . . . . . . 12
        Substitution and Change. . . . . . . . . . . 12
        Fixed Annuity Payment Plans. . . . . . . . . 12
        Financial Statements . . . . . . . . . . . . 12
THE GUARANTEED INTEREST FUND . . . . . . . . . . . . 13
FEDERAL INCOME TAXES . . . . . . . . . . . . . . . . 13
    Contribution Limits. . . . . . . . . . . . . . . 13
    Taxation of Contract Benefits. . . . . . . . . . 13
    Taxation of Northwestern Mutual Life . . . . . . 14
DEDUCTIONS . . . . . . . . . . . . . . . . . . . . . 14
    Contracts Issued Prior to
      March 31, 1995 . . . . . . . . . . . . . . . . 15
    Contracts Issued Prior to
      December 17, 1981. . . . . . . . . . . . . . . 16
    Reduced Charges for Exchange
      Transactions . . . . . . . . . . . . . . . . . 16
DISTRIBUTION OF THE
  CONTRACTS. . . . . . . . . . . . . . . . . . . . . 16
YEAR 2000 ISSUES . . . . . . . . . . . . . . . . . . 16



THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON THE PAGE FOLLOWING PAGE 16 OF THIS PROSPECTUS.

[LOGO]     The Northwestern Mutual Life Insurance Company        April 30, 1999
           NML Variable Annuity Account A



PROFILE OF THE VARIABLE ANNUITY CONTRACT



THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. WE DESCRIBE THE CONTRACT MORE FULLY IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.




1. THE ANNUITY CONTRACT The Contract provides retirement annuity benefits for self-employed individuals (and their eligible employees). The Contract will invest on a tax-deferred basis in your choice of sixteen investment portfolios. The Contract also allows investment on a fixed basis in a guaranteed account.



The Contract is intended for retirement savings or other long-term investment purposes. The Contract provides for a death benefit during the years when funds are being accumulated and for a variety of income options following retirement.



The sixteen investment portfolios are listed in Section 4 below. These portfolios bear varying amounts of investment risk. Those with more risk are designed to produce a better long-term return than those with less risk. But this is not guaranteed. You can also lose your money.



The amounts invested on a fixed basis earn interest at a rate we set once each year. Both interest and principal are guaranteed by Northwestern Mutual Life.



You may invest in any or all of the sixteen investment portfolios. You may move money among these portfolios without charge up to 12 times per year. After that, a charge of $25 may apply. Transfers of amounts invested on a fixed basis are subject to restrictions.



During the years when funds are being paid into your Contract, known as the accumulation phase, the earnings accumulate on a tax-deferred basis. The earnings are taxed as income if you make a withdrawal. The income phase begins when you start receiving annuity payments from your Contract, usually at retirement. Monthly annuity payments begin on the date you select.



The amount you accumulate in your Contract, including the results of investment performance, will determine the amount of your monthly annuity payments.



2. ANNUITY PAYMENTS If you decide to begin receiving monthly annuity payments from your Contract, you may choose one of three payment plans: (1) monthly payments for a specified period of five to thirty years, as you select; (2) monthly payments for your life (assuming you are the annuitant), and you may choose to have payments continue to your beneficiary for the balance of ten or twenty years if you die sooner; or (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. After you begin receiving monthly annuity payments you cannot change your selection if the payments depend on your life or the life of another.



These payment plans are available to you on a variable or fixed basis. Variable means that the amount accumulated in your Contract will continue to be invested in one or more of the eleven investment portfolios as you choose. Your monthly annuity payments will vary up or down to reflect continuing investment performance. Or you may choose a fixed annuity payment plan which guarantees the amount you will receive each month.



3. PURCHASE You may make purchase payments of $25 or more as you accumulate funds in your Contract. The minimum initial purchase payment is $100, or $25 for Contracts used with some tax-qualified retirement plans. We offer Front Load and Back Load Contracts, as briefly described in Section 5. For the Front Load Contract the minimum initial purchase payment is $10,000. Your Northwestern Mutual Life agent will help you complete a Contract application form.



4. INVESTMENT CHOICES You may invest in any or all of the following investment portfolios. All of these are described in the attached prospectuses for Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds:



Northwestern Mutual Series Fund, Inc.

     1.   Small Cap Growth Stock Portfolio
     2.   Aggressive Growth Stock Portfolio
     3.   International Equity Portfolio
     4.   Index 400 Stock Portfolio
     5.   Growth Stock Portfolio
     6.   Growth and Income Stock Portfolio
     7.   Index 500 Stock Portfolio
     8.   Balanced Portfolio
     9.   High Yield Bond Portfolio
     10.  Select Bond Portfolio
     11.  Money Market Portfolio



                               PROFILE-i

Russell Insurance Funds

     1.   Multi-Style Equity Fund
     2.   Aggressive Equity Fund
     3.   Non-U.S. Fund
     4.   Real Estate Securities Fund
     5.   Core Bond Fund



You may also invest all or part of your funds on a fixed basis (the Guaranteed Interest Fund).



5. EXPENSES The Contract has insurance and investment features, and there are costs related to them. For the Front Load Contract we deduct a sales load of 4% from your purchase payments. The percentage is lower when cumulative purchase payments exceed $100,000. For the Back Load Contract there is no sales load deducted from purchase payments but a withdrawal charge of 0% to 8% applies, depending on the length of time the money you withdraw has been in the Contract and the size of your Contract.



Each year we deduct a $30 Contract fee. Currently this fee is waived if the value of your Contract is $50,000 or more.



We also deduct mortality and expense risk charges for the guarantees associated with your Contract. These charges are at the annual rate of .40% for the Front Load Contract and 1.25% for the Back Load Contract.



The portfolios also bear investment charges that range from an annual rate of
 .21% to 1.30% of the average daily value of the portfolio, depending on the investment portfolio you select. The following charts are designed to help you understand the charges for the Front Load and Back Load Contracts. The first three columns show the annual expenses as a percentage of assets including the risk charges, the portfolio charges and the total charges. Portfolio expenses are based on 1998 expenses for the thirteen portfolios that were in operation during 1998. Portfolio expenses for the other three portfolios, which have not begun operations, are estimated for 1999 at an annualized rate. The last two columns show you examples of the charges, in dollars, you would pay. The examples reflect the impact of the asset based charges, any sales loads or withdrawals that would apply, and the $30 Contract fee (expressed as a percentage of assets). The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money at the end of year one, and at the end of year ten. Both of these examples, for both Contracts, reflect aggregate charges on a cumulative basis to the end of the 1 or 10-year period.



For more detailed information, see the Expense Table which begins on page 2 of the attached prospectus for the Contracts.



                                     EXPENSES



----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   FRONT LOAD CONTRACT   ANNUAL EXPENSES AS A PERCENTAGE OF ASSETS
                                                                                        EXAMPLES: *
                                Charges for                                             Total Expenses At End of
                                Mortality &           Portfolio        Total
   Portfolio                    Expense Risks         Expenses         Expenses         1 Year      10 Years
----------------------------------------------------------------------------------------------------------------
   Northwestern Mutual
   Series Fund, Inc.
   -------------------
        Small Cap Growth Stock         .40%              .92%            1.32%           $53          $193
        Aggressive Growth Stock        .40               .52              .92            $49          $149
        International Equity           .40               .76             1.16            $51          $175
        Index 400 Stock                .40               .35              .75            $47          $129
        Growth Stock                   .40               .46              .86            $48          $142
        Growth and Income Stock        .40               .58              .98            $50          $155
        Index 500 Stock                .40               .21              .61            $46          $113
        Balanced                       .40               .30              .70            $47          $124
        High Yield Bond                .40               .50              .90            $49          $146
        Select Bond                    .40               .30              .70            $47          $124
        Money Market                   .40               .30              .70            $47          $124
   Russell Insurance Funds
   -----------------------
        Multi-Style Equity             .40               .92             1.32            $53          $193
        Aggressive Equity              .40              1.25             1.65            $56          $228
        Non-U.S.                       .40              1.30             1.70            $57          $233
        Real Estate Securities         .40              1.16             1.56            $55          $218
        Core Bond                      .40               .80             1.20            $52          $180
----------------------------------------------------------------------------------------------------------------




NOTE: THE MINIMUM INITIAL PURCHASE PAYMENT FOR A FRONT LOAD CONTRACT IS $10,000. THE NUMBERS ABOVE MUST BE MULTIPLIED BY 10 TO FIND THE EXPENSES FOR A FRONT LOAD CONTRACT OF MINIMUM SIZE.




                               PROFILE-ii

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   BACK LOAD CONTRACT     ANNUAL EXPENSES AS A PERCENTAGE OF ASSETS
                                                                                 EXAMPLES: **
                                       Charges for                               Total Expenses At End of
                                       Mortality &     Portfolio   Total
   Portfolio                           Expense Risks   Expenses    Expenses       1 Year      10 Years
----------------------------------------------------------------------------------------------------------------
Northwestern Mutual Series Fund, Inc.
-------------------------------------
   Small Cap Growth Stock                  1.25%          .92%        2.17%          $92         $269
   Aggressive Growth Stock                 1.25           .52         1.77           $88         $227
   International Equity                    1.25           .76         2.01           $90         $252
   Index 400 Stock                         1.25           .35         1.60           $86         $209
   Growth Stock                            1.25           .46         1.71           $87         $221
   Growth and Income Stock                 1.25           .58         1.83           $89         $234
   Index 500 Stock                         1.25           .21         1.46           $85         $194
   Balanced                                1.25           .30         1.55           $86         $204
   High Yield Bond                         1.25           .50         1.75           $88         $225
   Select Bond                             1.25           .30         1.55           $86         $204
   Money Market                            1.25           .30         1.55           $86         $204
Russell Insurance Funds
-----------------------
   Multi-Style Equity                      1.25           .92         2.17           $92         $269
   Aggressive Equity                       1.25          1.25         2.50           $95         $301
   Non-U.S.                                1.25          1.30         2.55           $96         $306
   Real Estate Securities                  1.25          1.16         2.41           $94         $292
   Core Bond                               1.25           .80         2.05           $91         $256
----------------------------------------------------------------------------------------------------------------




* THE $30 CONTRACT FEE IS ASSUMED NOT TO APPLY BASED ON AN AVERAGE CONTRACT SIZE OF $55,000.
** THE $30 CONTRACT FEE IS REFLECTED AS 0.20% OF THE ASSETS BASED ON AN AVERAGE CONTRACT SIZE OF $15,000.



6. TAXES As a general rule, earnings on your Contract are not taxed until they are withdrawn or taken as monthly annuity payments. A 10% federal tax penalty may apply if you make withdrawals from the Contract before you reach age 59 1/2.



7. ACCESS TO YOUR MONEY You may take money out of your Contract at any time before monthly annuity payments begin. For the Front Load Contract there is no charge for withdrawals. For the Back Load Contract there is a withdrawal charge of 8% or less, depending on how much money has been paid into the Contract and how long it has been held there. Each purchase payment has its own withdrawal charge period. When you make a withdrawal, we use the oldest amounts first when the charge is calculated. After the first year, part of any investment earnings may be withdrawn without a withdrawal charge. For both Front Load and Back Load Contracts, you may also have to pay income tax and a tax penalty on amounts you take out.



8. PERFORMANCE The value of your Contract will vary up or down reflecting the performance of the investment portfolios you select. The chart below shows total returns for each of the investment portfolios that was in operation, and used with the Account, during the years shown. These numbers, for the Front Load Contract and the Back Load Contract, reflect the asset-based charges for mortality and expense risks and investment expenses for each portfolio. The numbers do not reflect deductions from purchase payments for the Front Load Contract or any withdrawal charge for the Back Load Contract. The numbers also do not reflect the annuity Contract fee. Those charges, if applied, would reduce the performance. Past performance does not guarantee future results.



                                 PERFORMANCE



--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
FRONT LOAD CONTRACT

                                                                           CALENDAR YEAR

PORTFOLIO                         1998      1997      1996      1995      1994      1993      1992      1991      1990     1989
--------------------------------------------------------------------------------------------------------------------------------
Aggressive Growth Stock           7.12     13.41     17.22     38.74      4.98     18.63      5.52     55.37       NA        NA
International Equity              4.40     11.83     20.53     14.12      -.50       NA        NA        NA        NA        NA
Growth Stock                     26.18     29.33     20.42     30.30       NA        NA        NA        NA        NA        NA
Growth and Income Stock          22.64     29.51     19.49     30.60       NA        NA        NA        NA        NA        NA
Index 500 Stock                  28.21     32.67     22.25     36.70       .79      9.33      6.83     29.04       NA        NA
Balanced                         18.40     21.03     13.00     25.88      -.42      9.14      4.90     23.44       .64     15.14
High Yield Bond                  -2.24     15.39     19.29     16.31       NA        NA        NA        NA        NA        NA
Select Bond                       6.64      9.03      2.90     18.62     -3.22      9.89      6.56     16.41      7.89     13.41
Money Market                      5.01      5.05      4.86      5.40      3.64      2.44      2.93      5.27      7.60      8.54
--------------------------------------------------------------------------------------------------------------------------------



                               PROFILE-iii

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
BACK LOAD CONTRACT

                                                                         CALENDAR YEAR

PORTFOLIO                         1998      1997      1996      1995      1994      1993      1992      1991      1990      1989
--------------------------------------------------------------------------------------------------------------------------------
Aggressive Growth Stock           6.22     12.45     16.23     37.57      4.10     17.63      4.63     54.06        NA        NA
International Equity              3.52     10.89     19.50     13.16     -1.34        NA        NA        NA        NA        NA
Growth Stock                     25.12     28.24     19.40     29.20        NA        NA        NA        NA        NA        NA
Growth and Income Stock          21.61     28.42     18.47     29.50        NA        NA        NA        NA        NA        NA
Index 500 Stock                  27.13     31.55     21.22     35.56      -.06      8.41      5.92     27.95        NA        NA
Balanced                         17.40     20.01     12.04     24.83     -1.25      8.22      4.01     22.40      -.21     14.17
High Yield Bond                  -3.06     14.42     18.27     15.33        NA        NA        NA        NA        NA        NA
Select Bond                       5.74      8.11      2.02     17.62     -4.04      8.97      5.66     15.43      6.98     12.46
Money Market                      4.12      4.16      3.97      4.51      2.77      1.58      2.05      4.38      6.69      7.63
--------------------------------------------------------------------------------------------------------------------------------



9. DEATH BENEFIT If you die before age 65, and before monthly annuity payments begin, your beneficiary will receive a death benefit. The amount will be the value of your Contract or, if greater, the amount you have paid in. The death benefit will be adjusted, of course, for any withdrawals you have made. The death benefit will be paid as a lump sum or your beneficiary may select a monthly annuity payment plan.



10.  OTHER INFORMATION



FREE LOOK. If you return the Contract within ten days after you receive it (or whatever period is required in your state), we will send your money back. There is no charge for our expenses but the amount you receive may be more or less than what you paid, based on actual investment experience following the date we received your purchase payment.



AVOID PROBATE. In most cases, when you die, your beneficiary will receive the full death benefit of your Contract without going through probate.



AUTOMATIC DOLLAR-COST AVERAGING. With our Dollar-Cost Averaging Plan, you can arrange to have a regular amount of money ($100 minimum) automatically transferred from the Money Market Portfolio into the portfolio or portfolios you have chosen on a monthly or quarterly basis.



ELECTRONIC FUNDS TRANSFER (EFT). Another convenient way to invest using the dollar-cost averaging approach is through our EFT Plan. These automatic checkbook withdrawals allow you to add to your portfolio(s) on a regular monthly basis through payments drawn directly on your checking account.



SYSTEMATIC WITHDRAWAL PLAN. You can arrange to have regular amounts of money sent to you while your Contract is still in the accumulation phase. Our Systematic Withdrawal Plan allows you to automatically redeem accumulation units to generate monthly payments. Of course you will have to pay taxes on certain amounts of money you receive.



AUTOMATIC REQUIRED MINIMUM DISTRIBUTIONS. You can arrange for annual required minimum distributions to be sent to you automatically once you turn age 70 1/2.



DIVIDENDS. We are paying dividends on approximately 18% of our inforce variable annuity contracts in 1999, primarily older, larger contracts. The dividends arise principally as a result of more favorable expense results than assumed in determining deductions on these contracts.



PORTFOLIO REBALANCING. To help you maintain your asset allocation plan over time we offer a rebalancing service. This will automatically readjust your investment option allocations, on a periodic basis, back to the allocation percentages you have selected.



INTEREST SWEEPS. If you select this service we will automatically sweep or transfer interest from the Guaranteed Interest Fund to any combination of variable investment options. Interest earnings can be swept monthly, quarterly, semi-annually or annually.



NML EXPRESS. 1-800-519-4NML (1-800-519-4665). Get up-to-date information about your contract at your convenience with your contract number and your Personal Identification Number (PIN). Call toll-free to review contract values and unit values, transfer among portfolios, change the allocation and obtain fund performance information.



INTERNET. For information about Northwestern Mutual Life, visit us on our Website. Included are daily unit values and fund performance information.



                        www.northwesternmutual.com



11.  INQUIRIES  If you need more information, please contact us at:



THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, 720
EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202;
(414) 271-1444.


                                PROFILE -iv

P R O S P E C T U S



NML VARIABLE ANNUITY ACCOUNT A



This prospectus describes individual variable annuity contracts (the "Contracts") offered by The Northwestern Mutual Life Insurance Company ("Northwestern Mutual Life") to provide retirement annuity benefits for self-employed individuals (and their eligible employees) who adopt plans meeting the requirements of Sections 401 or 403(a) of the Internal Revenue Code of 1986, as amended. These plans, popularly called HR-10 Plans, afford certain federal income tax benefits to employers and to employees and their beneficiaries.



We use NML Variable Annuity Account A (the "Account") to keep the money you invest separate from our general assets. The money in the Account is invested in the eleven portfolios of Northwestern Mutual Series Fund, Inc. and the five Russell Insurance Funds. You select the Portfolios or Funds in which you want to invest. The Account has 16 Divisions that correspond to the 11 Portfolios and 5 Funds in which you may invest. The Contracts also permit you to invest on a fixed basis, at rates that we determine. This prospectus describes only the Account and the variable provisions of the Contracts except where there are specific references to the fixed provisions.



We offer two versions of the Contracts: Front Load Contracts and Back Load Contracts. See the Expense table on page 2 and the Deductions section, beginning on page 14.



This prospectus is a concise description of the information you should know before you buy a Contract. We have filed additional information about the Contracts with the Securities and Exchange Commission in a Statement of Additional Information. We incorporate the Statement of Additional Information into this prospectus by reference. We will send you the Statement of Additional Information without charge if you write to The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202, or call us at Telephone Number (414) 271-1444. You will find the table of contents for the Statement of Additional Information on the inside front cover of this prospectus.



THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR NORTHWESTERN MUTUAL SERIES FUND, INC. AND THE RUSSELL INSURANCE FUNDS WHICH ARE ATTACHED HERETO, AND SHOULD BE RETAINED FOR FUTURE REFERENCE.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



The Date of the Statement of Additional Information is April 30, 1999.

INDEX OF SPECIAL TERMS



THE FOLLOWING SPECIAL TERMS USED IN THIS OFFERING CIRCULAR ARE
DISCUSSED AT THE PAGES INDICATED.



TERM                           PAGE
----                           ----

ACCUMULATION UNIT                8
ANNUITY (or ANNUITY PAYMENTS)    9
NET INVESTMENT FACTOR            8
PAYMENT PLANS                    9


TERM                           PAGE
----                           ----

ANNUITANT                        9
MATURITY DATE                    9
OWNER                            8
WITHDRAWAL AMOUNT                9



-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
EXPENSE TABLE





FRONT LOAD CONTRACT
TRANSACTION EXPENSES FOR CONTRACTOWNERS
Maximum Sales Load (as a percentage
of purchase payments).........................4%
Withdrawal Charge............................None


ANNUAL EXPENSES OF THE ACCOUNT
(AS A PERCENTAGE OF ASSETS)
Mortality Rate and Expense Guarantee
 Charge..................................... .40%


ANNUAL CONTRACT FEE
$30; waived if the Contract Value equals or exceeds
$50,000

BACK LOAD CONTRACT
TRANSACTION EXPENSES FOR CONTRACTOWNERS
Sales Load (as a percentage of purchase
payments)....................................None
Withdrawal Charge for Sales Expenses
(as a percentage of amounts paid)........... 0%-8%

ANNUAL EXPENSES OF THE ACCOUNT
 (AS A PERCENTAGE OF ASSETS)
Mortality Rate and Expense Guarantee
 Charge......................................1.25%

ANNUAL CONTRACT FEE
$30; waived if the Contract Value equals or exceeds $50,000




ANNUAL EXPENSES OF THE PORTFOLIOS AND FUNDS
(AS A PERCENTAGE OF THE ASSETS)


                                              MANAGEMENT    CUSTODY     OTHER      TOTAL ANNUAL
                                                 FEES        FEES      EXPENSES      EXPENSES
                                              ----------    -------    --------    ------------
NORTHWESTERN MUTUAL SERIES FUND, INC.
-------------------------------------
  Small Cap Growth Stock*                        .80%        .00%        .12%          .92%
  Aggressive Growth Stock                        .52%        .00%        .00%          .52%
  International Equity                           .67%        .08%        .01%          .76%
  Index 400 Stock*                               .25%        .00%        .10%          .35%
  Growth Stock                                   .45%        .00%        .01%          .46%
  Growth and Income Stock                        .57%        .00%        .01%          .58%
  Index 500 Stock                                .20%        .00%        .01%          .21%
  Balanced                                       .30%        .00%        .00%          .30%
  High Yield Bond                                .49%        .00%        .01%          .50%
  Select Bond                                    .30%        .00%        .00%          .30%
  Money Market                                   .30%        .00%        .00%          .30%
RUSSELL INSURANCE FUNDS
-----------------------
  Multi-Style Equity                             .49%        .25%        .18%          .92%
  Aggressive Equity                              .53%        .45%        .27%         1.25%
  Non-U.S.                                       .00%       1.10%        .20%         1.30%
  Real Estate Securities*                        .85%        .12%        .19%         1.16%
  Core Bond                                      .12%        .39%        .29%          .80%


--------------------
(*) Expenses are estimated for these new Portfolios and Funds, for 1999 at annualized rates. The estimates for the Russell Insurance Funds reflect fee waivers and reimbursements that the Funds' adviser has voluntarily agreed to make for 1999. These may be changed at any time without notice.

-----------------------------------------------------------------------------
EXAMPLE
FRONT LOAD CONTRACT - You would pay the following expenses on each $1,000 investment, assuming 5% annual return:



                                    1 YEAR    3 YEARS   5 YEARS  10 YEARS
                                    ------    -------   -------  -------

Northwestern Mutual Series Fund, Inc.
------------------------------------
     Small Cap Growth Stock           $53       $80      $109      $193
     Aggressive Growth Stock          $49       $68       $89      $149
     International Equity             $51       $75      $101      $175
     Index 400 Stock                  $47       $63       $80      $129
     Growth Stock                     $48       $66       $86      $142
     Growth and Income Stock          $50       $70       $92      $155
     Index 500 Stock                  $46       $59       $73      $113
     Balanced                         $47       $61       $77      $124
     High Yield Bond                  $49       $68       $88      $146
     Select Bond                      $47       $61       $77      $124
     Money Market                     $47       $61       $77      $124
Russell Insurance Fund
-----------------------
     Multi-Style Equity               $53       $80      $109      $193
     Aggressive Equity                $56       $90      $126      $228
     Non-U.S.                         $57       $91      $129      $233
     Real Estate Securities           $55       $87      $122      $218
     Core Bond                        $52       $77      $103      $180



NOTE: THE MINIMUM INITIAL PURCHASE PAYMENT FOR A FRONT-LOAD CONTRACT IS $10,000. YOU MUST MULTIPLY THE NUMBERS ABOVE BY 10 TO FIND THE EXPENSES FOR A FRONT-LOAD CONTRACT OF MINIMUM SIZE.



EXAMPLE



BACK LOAD CONTRACT - You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) surrender at the end of each time period:




                                    1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                    ------   -------   -------   --------
Northwestern Mutual Series Fund, Inc.
------------------------------------
     Small Cap Growth Stock           $92      $122      $155      $269
     Aggressive Growth Stock          $88      $110      $134      $227
     International Equity             $90      $117      $146      $252
     Index 400 Stock                  $86      $105      $125      $209
     Growth Stock                     $87      $108      $131      $221
     Growth and Income Stock          $89      $112      $137      $234
     Index 500 Stock                  $85      $100      $118      $194
     Balanced                         $86      $103      $123      $204
     High Yield Bond                  $88      $109      $133      $225
     Select Bond                      $86      $103      $123      $204
     Money Market                     $86      $103      $123      $204
Russell Insurance Funds
-----------------------
     Multi-Style Equity               $92      $122      $155      $269
     Aggressive Equity                $95      $132      $171      $301
     Non-U.S.                         $96      $133      $173      $306
     Real Estate Securities           $94      $129      $167      $292
     Core Bond                        $91      $118      $148      $256

You would pay the following expenses on the same $1,000 investment, assuming NO SURRENDER OR ANNUITIZATION:



                                    1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                    ------   -------   -------  --------
Northwestern Mutual Series Fund, Inc.
-------------------------------------
     Small Cap Growth Stock           $22       $72      $125      $269
     Aggressive Growth Stock          $18       $60      $104      $227
     International Equity             $20       $67      $116      $252
     Index 400 Stock                  $16       $55       $95      $209
     Growth Stock                     $17       $58      $101      $221
     Growth and Income Stock          $19       $62      $107      $234
     Index 500 Stock                  $15       $50       $88      $194
     Balanced                         $16       $53       $93      $204
     High Yield Bond                  $18       $59      $103      $225
     Select Bond                      $16       $53       $93      $204
     Money Market                     $16       $53       $93      $204
Russell Insurance Funds
-----------------------
     Multi-Style Equity               $22       $72      $125      $269
     Aggressive Equity                $25       $82      $141      $301
     Non-U.S.                         $26       $83      $143      $306
     Real Estate Securities           $24       $79      $137      $292
     Core Bond                        $21       $68      $118      $256



The purpose of the table above is to assist a Contract Owner in understanding the expenses paid by the Account and the Portfolios and Funds and borne by investors in the Contracts. The sales load for a Front Load Contract depends on the amount of cumulative purchase payments. For the Back Load Contract the withdrawal charge depends on the length of time funds have been held under the Contract and the amounts held. The $30 annual Contract fee is reflected as .2% of the assets in the Back Load Contract based on an average Contract size of $15,000. The $30 annual Contract fee is not reflected in the Front Load Contract based on an average Contract size of $55,000. The Contracts provide for charges for transfers between the Divisions of the Account and for premium taxes, but we are not currently making such charges. See "Transfers Between Divisions and Payment Plans", p. 10 and "Deductions",
p. 13, for additional information about expenses for the Contracts. The expenses shown in the table for the Portfolios and Funds show the annual expenses for each, as a percentage of their average net assets, based on 1998 operations for the Portfolios and their predecessors and the Funds. Expenses for Portfolios and Funds which have not begun operations are estimated. Expenses for the Russell Insurance Funds reflect fee waivers and reimbursements that the Funds' adviser has voluntarily agreed to make for 1999. These may be changed at any time without notice. For additional information about expenses of the Portfolios and Funds, see the prospectuses for Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds attached hereto.



THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES OF THE CONTRACTS.



The tables on the following pages present the accumulation unit values of the nine Divisions of the Account for the Contracts, including Contracts issued prior to the date of this prospectus. These nine Divisions are those which were in operation in 1998 and prior years. The Contracts issued prior to March 31, 1995 are different in certain material respects from Contracts offered currently, but the values shown below for Contracts issued after December 16, 1981 and prior to March 31, 1995 are calculated on the same basis as those for the Back Load Contracts described in this prospectus. The Front Load Contracts described in this prospectus have a lower mortality rate and expense guarantee charge than any of the Contracts issued prior to March 31, 1995.

ACCUMULATION UNIT VALUES



CONTRACTS ISSUED ON OR AFTER MARCH 31, 1995



                                      FOR YEARS ENDED
                                         DECEMBER 31          FOR THE NINE
                                 ------------------------     MONTHS ENDED
                                  1998      1997     1996   DECEMBER 31, 1995
                                 ------   -------   ------  -----------------

AGGRESSIVE GROWTH STOCK DIVISION
Front Load Version
 Beginning of Period             $1.735    $1.530    $1.305        $1.00
 End of Period                   $1.859    $1.735    $1.530       $1.305
Back Load Version
 Beginning of Period             $3.585    $3.188    $2.743       $2.115
 End of Period                   $3.808    $3.585    $3.188       $2.743
Number of Units
Outstanding, End of Period
 Front Load                  1,195,051    832,513   568,732      255,895
 Back Load                   3,703,653  2,962,218 1,734,023      407,729

INTERNATIONAL EQUITY DIVISION
Front Load Version
 Beginning of Period             $1.537    $1.374    $1.140        $1.00
 End of Period                   $1.605    $1.537    $1.374       $1.140
Back Load Version
 Beginning of Period             $1.829    $1.649    $1.380       $1.218
 End of Period                   $1.893    $1.829    $1.649       $1.380
Number of Units
Outstanding, End of Period
 Front Load                     669,024   575,775   286,469       32,573
 Back Load                    3,028,502 2,488,184 1,281,128      374,986

GROWTH STOCK DIVISION
Front Load Version
 Beginning of Period             $1.883    $1.456    $1.209        $1.00
 End of Period                   $2.375    $1.883    $1.456       $1.209
Back Load Version
 Beginning of Period             $1.991    $1.552    $1.300       $1.082
 End of Period                   $2.491    $1.991    $1.552       $1.300
Number of Units
Outstanding, End of Period
 Front Load                     447,934   422,029   257,158      103,292
 Back Load                    2,761,432 1,870,296   922,390      227,218

GROWTH AND INCOME STOCK DIVISION
Front Load Version
 Beginning of Period             $1.852    $1.430    $1.197        $1.00
 End of Period                   $2.271    $1.852    $1.430       $1.197
Back Load Version
 Beginning of Period             $1.959    $1.525    $1.287       $1.083
 End of Period                   $2.382    $1.959    $1.525       $1.287
Number of Units
Outstanding, End of Period
 Front Load                     736,836   540,977   208,323      114,414
 Back Load                    3,046,517 1,940,827 1,215,721      310,321

INDEX 500 STOCK DIVISION
Front Load Version
 Beginning of Period             $2.026    $1.527    $1.249        $1.00
 End of Period                   $2.597    $2.026    $1.527       $1.249
Back Load Version
 Beginning of Period             $3.175    $2.414    $1.991       $1.604
 End of Period                   $4.037    $3.175    $2.414       $1.991
Number of Units
Outstanding, End of Period
 Front Load                   1,057,935   690,248   454,096      278,235
 Back Load                    4,504,322 3,279,176 1,970,961      471,752




                                               FOR YEARS ENDED
                                                  DECEMBER 31                     FOR THE NINE
                                       ----------------------------------         MONTHS ENDED
                                        1998          1997          1996      DECEMBER 31, 1995
                                       ------        -------       ------     -----------------

BALANCED DIVISION

Front Load Version
 Beginning of Period                   $1.615         $1.334         $1.181          $1.00
 End of Period                         $1.912         $1.615         $1.334         $1.181
Back Load Version
 Beginning of Period                   $5.768         $4.806         $4.290         $3.655
 End of Period                         $6.771         $5.768         $4.806         $4.290
Number of Units
Outstanding, End of Period
 Front Load                         1,768,955      1,296,330        786,271        164,302
 Back Load                          2,565,265      2,109,606      1,347,427        372,457

HIGH YIELD BOND DIVISION
Front Load Version
 Beginning of Period                   $1.530         $1.326         $1.112          $1.00
 End of Period                         $1.496         $1.530         $1.326         $1.112
Back Load Version
 Beginning of Period                   $1.595         $1.394         $1.178         $1.067
 End of Period                         $1.546         $1.595         $1.394         $1.178
Number of Units
Outstanding, End of Period
 Front Load                           400,132         95,718         55,625             --
 Back Load                          1,400,604        967,118        572,121        138,470

SELECT BOND DIVISION
Front Load Version
 Beginning of Period                   $1.266         $1.161         $1.129          $1.00
 End of Period                         $1.350         $1.266         $1.161         $1.129
Back Load Version
 Beginning of Period                   $6.703         $6.201         $6.078         $5.419
 End of Period                         $7.088         $6.703         $6.201         $6.078
Number of Units
Outstanding, End of Period
  Front Load                          159,609         72,941         38,713         26,732
  Back Load                           368,314        271,027        182,907         50,828

MONEY MARKET DIVISION
Front Load Version
 Beginning of Period                   $1.146         $1.091         $1.040          $1.00
 End of Period                         $1.203         $1.146         $1.091         $1.040
Back Load Version
 Beginning of Period                   $2.335         $2.241         $2.156         $2.086
 End of Period                         $2.431         $2.335         $2.241         $2.156
Number of Units
Outstanding, End of Period
 Front Load                         1,564,597      1,439,686      1,843,605        327,441
 Back Load                          1,515,128      1,081,227      1,123,081        379,473


ACCUMULATION UNIT VALUES
CONTRACTS ISSUED AFTER DECEMBER 16, 1981 AND PRIOR TO MARCH 31, 1995




                                                          FOR THE YEARS ENDED DECEMBER 31
                                   -------------------------------------------------------------------------
                                       1998       1997         1996         1995        1994         1993

 AGGRESSIVE GROWTH STOCK DIVISION
    Beginning of Period*               $3.585     $3.188       $2.743       $1.994      $1.915       $1.628
    End of Period                      $3.808     $3.585       $3.188       $2.743      $1.994       $1.915
    Number of Units
    Outstanding, End of Period     18,213,135 20,861,309   21,479,837   19,083,707  17,290,856   11,319,698

 INTERNATIONAL EQUITY DIVISION
   Beginning of Period**               $1.829     $1.649       $1.380       $1.220      $1.236       $1.000
   End of Period                       $1.893     $1.829       $1.649       $1.380      $1.220       $1.236
   Number of Units
   Outstanding, End of Period      19,261,448 22,910,908   22,132,206   21,338,267  21,538,113    8,548,091

 GROWTH STOCK DIVISION
   Beginning of Period+                $1.991     $1.552       $1.300       $1.006      $1.000         --
   End of Period                       $2.491     $1.991       $1.552       $1.300      $1.006         --
   Number of Units
   Outstanding, End of Period       7,215,894  6,045,075    4,845,965    2,970,905   1,311,686         --

 GROWTH AND INCOME STOCK DIVISION
   Beginning of Period+                $1.959     $1.525       $1.287       $0.994      $1.000         --
   End of Period                       $2.382     $1.959       $1.525       $1.287      $0.994         --
   Number of Units
   Outstanding, End of Period      10,866,893  8,963,724    7,054,484    5,605,215   3,129,287         --

 INDEX 500 STOCK DIVISION
   Beginning of Period*                $3.175     $2.414       $1.991       $1.469      $1.470       $1.356
   End of Period                       $4.037     $3.175       $2.414       $1.991      $1.469       $1.470
   Number of Units
   Outstanding, End of Period      21,467,931 21,531,879   20,092,060   18,961,291  17,624,809   16,051,619

 BALANCED DIVISION
   Beginning of Period                 $5.768     $4.806       $4.290       $3.436      $3.480       $3.216
   End of Period                       $6.771     $5.768       $4.806       $4.290      $3.436       $3.480
   Number of Units
   Outstanding, End of Period      40,487,926 44,638,127   48,457,793   52,575,295  59,200,252   63,940,609

 HIGH YIELD BOND DIVISION
   Beginning of Period+                $1.595     $1.394       $1.178       $1.022      $1.000         --
   End of Period                       $1.546     $1.595       $1.394       $1.178      $1.022         --
   Number of Units
   Outstanding, End of Period       3,974,656  3,770,055    2,456,295    1,609,770   1,215,989         --

 SELECT BOND DIVISION
   Beginning of Period                 $6.703     $6.201       $6.078       $5.167      $5.384       $4.941
   End of Period                       $7.088     $6.703       $6.201       $6.078      $5.167       $5.384
   Number of Units
   Outstanding, End of Period       2,171,879  2,252,704    2,691,481    2,778,441   2,923,557    2,937,137

 MONEY MARKET DIVISION
   Beginning of Period                 $2.335     $2.241       $2.156       $2.063      $2.007       $1.976
   End of Period                       $2.431     $2.335       $2.241       $2.156      $2.063       $2.007
   Number of Units
   Outstanding, End of Period       6,699,739  6,270,333    7,029,739    7,896,022   8,608,326    7,614,186




                                                FOR THE YEARS ENDED DECEMBER 31
                                   --------------------------------------------------
                                         1992        1991         1990         1989

 AGGRESSIVE GROWTH STOCK DIVISION
   Beginning of Period*                 $1.556      $1.010       $1.000         --
   End of Period                        $1.628      $1.556       $1.010         --
   Number of Units
   Outstanding, End of Period        7,939,571   3,208,965       81,406         --

 INTERNATIONAL EQUITY DIVISION
   Beginning of Period**                  --          --           --           --
   End of Period                          --          --           --           --
   Number of Units
   Outstanding, End of Period             --          --           --           --

 GROWTH STOCK DIVISION
   Beginning of Period+                   --          --           --           --
   End of Period                          --          --           --           --
   Number of Units
   Outstanding, End of Period             --          --           --           --

 GROWTH AND INCOME STOCK DIVISION
   Beginning of Period+                   --          --           --           --
   End of Period                          --          --           --           --
   Number of Units
   Outstanding, End of Period             --          --           --           --

 INDEX 500 STOCK DIVISION
   Beginning of Period*                 $1.280      $1.000       $1.000         --
   End of Period                        $1.356      $1.280       $1.000         --
   Number of Units
   Outstanding, End of Period        4,774,008   2,593,051       30,451         --

 BALANCED DIVISION
   Beginning of Period                  $3.092      $2.526       $2.531       $2.217
   End of Period                        $3.216      $3.092       $2.526       $2.531
   Number of Units
   Outstanding, End of Period       62,756,051  59,013,262   58,632,612   59,790,768

 HIGH YIELD BOND DIVISION
   Beginning of Period+                   --          --           --           --
   End of Period                          --          --           --           --
   Number of Units
   Outstanding, End of Period             --          --           --           --

 SELECT BOND DIVISION
   Beginning of Period                  $4.677      $4.052       $3.787       $3.368
   End of Period                        $4.941      $4.677       $4.052       $3.787
   Number of Units
   Outstanding, End of Period        2,667,880   2,087,901    1,970,476    2,102,874

 MONEY MARKET DIVISION
   Beginning of Period                  $1.936      $1.855       $1.739       $1.615
   End of Period                        $1.976      $1.936       $1.855       $1.739
   Number of Units
   Outstanding, End of Period        8,478,941   9,098,558   10,506,714    8,094,998



* The initial investments in the Aggressive Growth Stock Division and Index 500 Stock Division were made on December 12, 1990.
** The initial investment in the International Equity Division was made on April 30, 1993.
+ The initial investments in the Growth Stock Division, Growth and Income Stock Division, and High Yield Bond Division were made on May 3, 1994.

ACCUMULATION UNIT VALUES
CONTRACTS ISSUED PRIOR TO DECEMBER 17, 1981



                                                         FOR THE YEARS ENDED DECEMBER 31
                                    ---------------------------------------------------------------------
                                       1998       1997        1996         1995        1994         1993

 AGGRESSIVE GROWTH STOCK DIVISION
   Beginning of Period*               $3.714     $3.286      $2.813       $2.035      $1.945       $1.645
   End of Period                      $3.965     $3.714      $3.286       $2.813      $2.035       $1.945
   Number of Units
   Outstanding, End of Period        479,410    640,838     890,850      861,229     805,409      602,390

 INTERNATIONAL EQUITY DIVISION
   Beginning of Period**              $1.872     $1.680      $1.398       $1.230      $1.240       $1.000
   End of Period                      $1.947     $1.872      $1.680       $1.398      $1.230       $1.240
   Number of Units
   Outstanding, End of Period        647,767  1,297,660   1,332,812    1,166,796   1,529,309      912,421

 GROWTH STOCK DIVISION
   Beginning of Period+               $2.027     $1.573      $1.311       $1.009        --           --
   End of Period                      $2.549     $2.027      $1.573       $1.311        --           --
   Number of Units
   Outstanding, End of Period        247,491    327,731     118,168        1,782        --           --

 GROWTH AND INCOME STOCK DIVISION
   Beginning of Period+               $1.995     $1.546      $1.298       $0.997        --           --
   End of Period                      $2.438     $1.995      $1.546       $1.298        --           --
   Number of Units
   Outstanding, End of Period        310,014    348,188      69,566        9,498        --           --

 INDEX 500 STOCK DIVISION
   Beginning of Period*               $3.289     $2.488      $2.042       $1.499      $1.492       $1.370
   End of Period                      $4.202     $3.289      $2.488       $2.042      $1.499       $1.492
   Number of Units
   Outstanding, End of Period      7,343,357  8,175,537   9,600,286   10,111,615  10,735,943   12,320,684

 BALANCED DIVISION
   Beginning of Period                $6.248     $5.180      $4.601       $3.667      $3.695       $3.398
   End of Period                      $7.372     $6.248      $5.180       $4.601      $3.667       $3.695
   Number of Units
   Outstanding, End of Period      3,013,626  3,845,538   4,743,812    5,651,599   6,525,821    7,060,303

 HIGH YIELD BOND DIVISION
   Beginning of Period+               $1.624     $1.412      $1.188       $1.025        --           --
   End of Period                      $1.582     $1.624      $1.412       $1.188        --           --
   Number of Units
   Outstanding, End of Period        183,181    600,752     428,588         --          --           --

 SELECT BOND DIVISION
   Beginning of Period                $7.263     $6.685      $6.520       $5.515      $5.719       $5.222
   End of Period                      $7.719     $7.263      $6.685       $6.520      $5.515       $5.719
   Number of Units
   Outstanding, End of Period        899,839  1,012,083   1,215,131    1,172,420   1,266,751    1,389,667

 MONEY MARKET DIVISION
   Beginning of Period                $2.529     $2.416      $2.312       $2.201      $2.131       $2.088
   End of Period                      $2.646     $2.529      $2.416       $2.312      $2.201       $2.131
   Number of Units
   Outstanding, End of Period      1,723,332    893,452   1,103,625    1,264,988   1,020,911      788,050



                                              FOR THE YEARS ENDED DECEMBER 31
                                    ----------------------------------------------
                                       1992       1991        1990         1989

 AGGRESSIVE GROWTH STOCK DIVISION
   Beginning of Period*                $1.564     $1.010      $1.000         --
   End of Period                       $1.645     $1.564      $1.010         --
   Number of Units
   Outstanding, End of Period         459,581    262,149       9,478         --

 INTERNATIONAL EQUITY DIVISION
   Beginning of Period**                 --         --          --           --
   End of Period                         --         --          --           --
   Number of Units
   Outstanding, End of Period            --         --          --           --

 GROWTH STOCK DIVISION
   Beginning of Period+                  --         --          --           --
   End of Period                         --         --          --           --
   Number of Units
   Outstanding, End of Period            --         --          --           --

 GROWTH AND INCOME STOCK DIVISION
   Beginning of Period+                  --         --          --           --
   End of Period                         --         --          --           --
   Number of Units
   Outstanding, End of Period            --         --          --           --

 INDEX 500 STOCK DIVISION
   Beginning of Period*                $1.287     $1.000      $1.000         --
   End of Period                       $1.370     $1.287      $1.000         --
   Number of Units
   Outstanding, End of Period         242,871     33,349      13,511         --

 BALANCED DIVISION
   Beginning of Period                 $3.250     $2.642      $2.635       $2.296
   End of Period                       $3.398     $3.250      $2.642       $2.635
   Number of Units
   Outstanding, End of Period       8,324,438  8,795,056   9,637,964   11,002,773

 HIGH YIELD BOND DIVISION
   Beginning of Period+                  --         --          --           --
   End of Period                         --         --          --           --
   Number of Units
   Outstanding, End of Period            --         --          --           --

 SELECT BOND DIVISION
   Beginning of Period                 $4.918     $4.239      $3.943       $3.488
   End of Period                       $5.222     $4.918      $4.239       $3.943
   Number of Units
   Outstanding, End of Period       1,411,347  1,590,698   1,590,884    1,854,807

 MONEY MARKET DIVISION
   Beginning of Period                 $2.035     $1.940      $1.810       $1.673
   End of Period                       $2.088     $2.035      $1.940       $1.810
   Number of Units
   Outstanding, End of Period       1,231,018  1,393,920   2,143,153    1,590,479



* The initial investments in the Index 500 Stock Division and Aggressive Growth Stock Division were made on December 12, 1990.
** The initial investment in the International Equity Division was made on April 30, 1993.
+ The initial investments in the Growth Stock Division, Growth and Income Stock Division, and High Yield Bond Division were made on May 3, 1994.

THE COMPANY



The Northwestern Mutual Life Insurance Company was organized by a special act of the Wisconsin Legislature in 1857. It is the nation's fourth largest life insurance company, based on total assets in excess of $77 billion on December 31, 1998, and is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Northwestern Mutual Life sells life and disability income insurance policies and annuity contracts through its own field force of approximately 6,000 full time producing agents. The Home Office of Northwestern Mutual Life is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.



"We" in this prospectus means Northwestern Mutual Life.


-------------------------------------------------------------------------------


NML VARIABLE ANNUITY ACCOUNT A



We established the account on February 14, 1968 by action of our Board of Trustees in accordance with the provisions of the Wisconsin insurance law.



The Account has sixteen Divisions. The money you invest to provide variable benefits under your Contract is placed in one or more of the Divisions as you direct.



Under Wisconsin law, the investment operations of the Account are kept separate from our other operations. The values for your Contract will not be affected by income, gains or losses for the rest of our business. The income, gains or losses, realized or unrealized, for the assets we place in the Account for your Contract will determine the value of your Contract benefits and will not affect the rest of our business. The assets in the Account are reserved for you and other Contract owners, although the assets belong to us and we do not hold the assets as a trustee. We and our creditors cannot reach those assets to satisfy other obligations until our obligations under your Contract have been satisfied. But all of our assets (except those we hold in some other separate accounts) are available to satisfy our obligations under your Contract.


-------------------------------------------------------------------------------


THE FUNDS



Northwestern Mutual Series Fund, Inc. is composed of eleven separate portfolios which operate as separate mutual funds. The portfolios are the Small Cap Growth Stock Portfolio, Aggressive Growth Stock Portfolio, International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, Growth and Income Stock Portfolio, Index 500 Stock Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio. The Account buys shares of each Portfolio at net asset value, that is, without any sales charge.



Northwestern Mutual Investment Services, LLC ("NMIS"), our wholly-owned subsidiary, is the investment adviser to the Fund. We provide the people and facilities that NMIS uses in performing its investment advisory functions, and we are a party to the investment advisory agreement. NMIS has retained J.P. Morgan Investment Management, Inc. and Templeton Investment Counsel, Inc. under investment sub-advisory agreements to provide investment advice to the Growth and Income Stock Portfolio and the International Equity Portfolio.



The Russell Insurance Funds include five separate portfolios which operate as separate mutual funds. These are the Multi-Style Equity Fund, Aggressive Equity Fund, Non-U.S. Fund, Real Estate Securities Fund and Core Bond Fund. The Account buys shares of each of the Russell Insurance Funds at net asset value, that is, without any sales charge.



The assets of each of the Russell Insurance Funds are invested by one or more investment management organizations researched and recommended by Frank Russell Company ("Russell"), and an affiliate of Russell, Frank Russell Investment Management Company ("FRIMCo"). FRIMCo also advises, operates and administers the Russell Insurance Funds. Russell is our majority-owned subsidiary.



FOR MORE INFORMATION REGARDING THE MUTUAL FUNDS, INCLUDING INFORMATION ABOUT THEIR INVESTMENT OBJECTIVES AND EXPENSES, SEE THE PROSPECTUSES FOR NORTHWESTERN MUTUAL SERIES FUND, INC. AND RUSSELL INSURANCE FUNDS ATTACHED HERETO. YOU SHOULD READ THE MUTUAL FUND PROSPECTUSES CAREFULLY BEFORE YOU INVEST IN THE CONTRACTS.

THE CONTRACTS



PURCHASE PAYMENTS UNDER THE CONTRACTS



AMOUNT AND FREQUENCY A purchase payment is the money you give us to pay for your Contract. You may make purchase payments monthly, quarterly, semiannually, annually or on any other frequency acceptable to us.



For Back Load Contracts the minimum amount for each purchase payment is $25. We will accept larger purchase payments than due, or payments at other times, but total purchase payments under any Contract may not exceed $5,000,000 without our consent. For Front Load Contracts the minimum initial purchase payment is $10,000. The minimum amount for each subsequent purchase payment is $25 for all Contracts.



Purchase payments may not exceed the applicable federal income tax limits. See "Federal Income Taxes", p. 12.



APPLICATION OF PURCHASE PAYMENTS We credit net purchase payments, after deduction of any sales load, to the Account and allocate them to one or more Divisions as you direct. We then invest those assets in shares of the Portfolio or Fund which corresponds to that Division.



We apply purchase payments to provide "Accumulation Units" in one or more Divisions. Accumulation Units represent your interest in the Account. The number of Accumulation Units you receive for each net purchase payment is determined by dividing the amount of the purchase payment to be allocated to a Division by the value of an Accumulation Unit in that Division, based upon the first valuation of the assets of the Division we make after we receive your purchase payment at our Home Office. Receipt of purchase payments at a lockbox facility we have designated will be considered the same as receipt at the Home Office. We value assets as of the close of trading on the New York Stock Exchange for each day the Exchange is open, and at any other time required by the Investment Company Act of 1940.



The number of your Accumulation Units will be increased by additional purchase payments or transfers into the Account and decreased by withdrawals or transfers out of the Account. The investment experience of the Account does not change the number (as distinguished from the value) of your Accumulation Units.



The value of an Accumulation Unit in each Division varies with the investment experience of the Division (which in turn is determined by the investment experience of the corresponding Portfolio or Fund). We determine the value by multiplying the value on the immediately preceding valuation date by the net investment factor for the Division. (See "Net Investment Factor", below.) Since you bear the investment risk, there is no guarantee as to the aggregate value of your Accumulation Units; that value may be less than, equal to, or more than the cumulative net purchase payments you have made.



You may direct all or part of a purchase payment to the Guaranteed Interest Fund. Amounts you direct to the Guaranteed Interest Fund will be invested on a fixed basis. See "The Guaranteed Interest Fund", p. 12.



NET INVESTMENT FACTOR



For each Division the net investment factor for any period ending on a valuation date is 1.000000 plus the net investment rate for the Division for that period. Under the Contract the net investment rate is related to the assets of the Division. However, since all amounts are simultaneously invested in shares of the corresponding Portfolio or Fund when allocated to the Division, calculation of the net investment rate for each of the Divisions may also be based upon the change in value of a single share of the corresponding Portfolio or Fund.



Thus, for example, in the case of the Balanced Division the net investment rate is equal to (a) the change in the net asset value of a Balanced Portfolio share for the period from the immediately preceding valuation date up to and including the current valuation date, plus the per share amount of any dividends and other distributions made by the Balanced Portfolio during the valuation period, less a deduction for any applicable taxes or for any expenses resulting from a substitution of securities, (b) divided by the net asset value of a Balanced Portfolio share on the valuation date immediately preceding the current valuation date, (c) less an adjustment to provide for the deduction for mortality rate and expense risks that we have assumed. (See "Deductions", p. 13.) A penalty tax will apply to premature payments of Contract benefits. A penalty tax of 10% of the amount of the payment which is includible in income will be imposed on non-exempt withdrawals under individual retirement annuities, tax deferred annuities and nonqualified deferred annuities. Payments which are exempt from the penalty tax include payments upon disability, after age 59-1/2 or as substantially equal periodic payments for life.



The Portfolios and Funds will distribute investment income and realized capital gains to the Account Divisions. We will reinvest those distributions in additional shares of the same Portfolio or Fund. Unrealized capital gains and realized and unrealized capital losses will be reflected by changes in the value of the shares held by the Account.

BENEFITS PROVIDED UNDER THE CONTRACTS



The benefits provided under the Contracts consist of a withdrawal amount, a death benefit and a maturity benefit. Subject to the restrictions noted below, we will pay all of these benefits in a lump sum or under the payment plans described below.



WITHDRAWAL AMOUNT On or prior to the maturity date you are entitled to withdraw the Accumulation Units credited to your Contract and receive the value thereof less the applicable withdrawal charge. (See "Withdrawal Charge", p. 14.) The value, which may be either greater or less than the amount you paid, is determined as of the valuation date coincident with or next following our receipt of your written request for withdrawal on a form we provide. The forms are available from our Home Office and our agents.
You may withdraw a portion of the Accumulation Units on the same basis, except that we will not grant a partial withdrawal which would result in less than 100 Accumulation Units remaining; we will treat a request for such a partial withdrawal as a request to surrender the entire Contract. Amounts distributed to an Annuitant upon withdrawal of all or a portion of Accumulation Units may be subject to federal income tax. (See "Federal Income Taxes", p. 12.) A 10% penalty tax may be imposed on the taxable portion of premature payments of benefits (prior to age 59-1/2 or disability) unless payments are made after the employee separates from service and payments are either paid in substantially equal installments over the life or life expectancy of the employee or are paid on account of early retirement after age 55.



If annuity payments are being made under Payment Plan 1 the payee may surrender the Contract and receive the value of the Annuity Units credited to his Contract, less the applicable withdrawal charge. (See "Withdrawal Charge", p. 14.) Upon death during the certain period of the payee under Plan 2 or both payees under Plan 3, the beneficiary may surrender the Contract and receive the withdrawal value of the unpaid payments for the certain period. The withdrawal value is based on the Annuity Unit value on the withdrawal date, with the unpaid payments discounted at the Assumed Investment Rate. (See "Description of Payment Plans", below.)



DEATH BENEFIT Upon the death of the Annuitant prior to the maturity date, we will pay to the direct beneficiary a death benefit equal to the Contract value, as of the valuation date coincident with or next following the date on which proof of death is received at our Home Office or, if later, the date on which the beneficiary elects a method of payment. If death occurs prior to the Annuitant's 65th birthday the death benefit, where permitted by state law, will be not less than the amount of purchase payments we received under the Contract, less withdrawals. The death benefit may be paid either in a lump sum or under a payment plan.



MATURITY BENEFIT Purchase payments under the Contract are payable until the maturity date specified in the Contract. You may select any date up to age 90 as the maturity date, subject to applicable tax law requirements. On the maturity date, if you have not elected any other permissible payment plan, we will change the maturity date to the Contract anniversary nearest the Annuitant's 90th birthday. On that date, if you have not elected any other permissible payment plan, we will pay the value of the Contract in monthly payments for life under a variable payment plan with payments certain for ten years.



VARIABLE PAYMENT PLANS



We will pay part or all of the benefits under a Contract under a variable payment plan you select. Under a variable plan, you bear the entire investment risk, since we make no guarantees of investment return. Accordingly, there is no guarantee of the amount of the variable payments, and you must expect the amount of such payments to change from month to month. For a discussion of tax considerations and limitations regarding the election of payment plans, see "Federal Income Taxes", p. 12.



DESCRIPTION OF PAYMENT PLANS  The following payment plans are available:



1. PAYMENTS FOR A CERTAIN PERIOD. An annuity payable monthly for a specified period of five to 30 years.



2. LIFE ANNUITY WITH OR WITHOUT CERTAIN PERIOD. An annuity payable monthly until the payee's death, or until the expiration of a selected certain period, whichever is later. After the payee's death during the certain period, if any, we will make payments as they are due to the designated contingent beneficiary. You may select a certain period of either 10 or 20 years, or you may choose a plan with no certain period.



3. JOINT AND SURVIVOR LIFE ANNUITY WITH CERTAIN PERIOD. An annuity payable monthly for a certain period of 10 years and thereafter to two persons for their joint lives. On the death of either payee, payments continue for the remainder of the 10 years certain or the remaining lifetime of the survivor, whichever is longer.



We may limit the election of a payment plan to one that results in payments of at least $20.



From time to time we may establish payment plan rates with greater actuarial value than those stated in the Contract and make them available at the time of settlement. We may also make available other payment plans, with provisions and rates we publish for those plans.



AMOUNT OF ANNUITY PAYMENTS We will determine the amount of the first annuity payment on the basis of the particular payment plan you select, the annuity payment rate and, for plans involving life contingencies, the Annuitant's adjusted age. Variable annuity payments after the first will vary from month to month to reflect the fluctuating value of the Annuity Units credited to your Contract. Annuity Units represent the interest of the Contract in each Division of the Account after annuity payments begin.



ASSUMED INVESTMENT RATE The variable annuity rate tables for the Contracts are based upon an Assumed Investment Rate of 3 1/2%. Variable annuity rate tables based upon an Assumed Investment Rate of 5% are also available where permitted by state law.



The Assumed Investment Rate affects both the amount of the first variable payment and the amount by which subsequent payments increase or decrease. The Assumed Investment Rate does not affect the actuarial value of the future payments as of the date when payments begin, though it does affect the actual amount which may be received by an individual Annuitant.



Over a period of time, if each Division achieved a net investment result exactly equal to the Assumed Investment Rate applicable to a particular payment plan, the amount of annuity payments would be level. However, if the Division achieved a net investment result greater than the Assumed Investment Rate, the amount of annuity payments would increase. Similarly, if the Division achieved a net investment result smaller than the Assumed Investment Rate, the amount of annuity payments would decrease.



A higher Assumed Investment Rate will result in a larger initial payment but more slowly rising and more rapidly falling subsequent payments than a lower Assumed Investment Rate.



ADDITIONAL INFORMATION



TRANSFERS BETWEEN DIVISIONS AND PAYMENT PLANS You may change the allocation of purchase payments among the Divisions and transfer values from one Division to another both before and after annuity payments begin. In order to take full advantage of these features you should carefully consider, on a continuing basis, which Division or apportionment is best suited to your long-term investment needs.



You may at any time change the allocation of purchase payments among the Divisions by written notice to us. Purchase payments we receive at our Home Office on and after the date on which we receive the notice will be applied to provide Accumulation Units in one or more Divisions on the basis of the new allocation.



Before the effective date of a payment plan you may, upon written request, transfer Accumulation Units from one Division to another. After the effective date of a payment plan the payee may transfer Annuity Units from one Division to another. We will adjust the number of Accumulation or Annuity Units to be credited to reflect the respective value of the Accumulation and Annuity Units in each of the Divisions. For Accumulation Units the minimum amount which may be transferred is the lesser of $100 or the entire value of the Accumulation Units in the Division from which the transfer is being made. For each transfer beginning with the thirteenth in any Contract year we may deduct a transfer fee of $25 from the amount transferred. We currently make no charge for transfers.



If you contemplate the transfer of funds from one Division to another, you should consider the risk inherent in a switch from one investment medium to another. In general, frequent transfers based on short-term expectations for the stock and bond markets, especially transfers of large sums, will tend to accentuate the danger that a transfer will be made at an inopportune time.



You may transfer amounts which you have invested on a fixed basis to any Division of the Account, and the value of Accumulation Units in any Division of the Account to the Guaranteed Interest Fund for investment on a fixed basis, subject to the restrictions described in the Contract. See "The Guaranteed Interest Fund", p. 12.



After the effective date of a payment plan which does not involve a life contingency (i.e., Plan 1) a payee may transfer to either form of life annuity at no charge. We will apply the value of the remaining payments to the new plan selected. We will determine the amount of the first annuity payment under the new plan on the basis of the particular plan selected, the annuity payment rate and the Annuitant's adjusted age and sex. Subsequent payments will vary to reflect changes in the value of the Annuity Units credited. We permit other transfers between payment plans subject to such limitations we may reasonably determine. Generally, however, we do not permit transfer from a payment plan involving a life contingency to a payment plan which does not involve the same life contingency.



You may make transfers from the Money Market Division at any time while a payment plan is in force. The Contracts provide that transfers between the other Divisions and transfers between payment plans may be made after the payment plan has been in force for at least 90 days and thereafter whenever at least 90 days have elapsed since the date of the last transfer. At present we permit transfers at any time. We will make the transfer as of the close of business on the valuation date coincident with or next following the date on which we receive the request for transfer at our Home Office, or at a later date you request.



GENDER-BASED ANNUITY PAYMENT RATES Federal law, and the laws of certain states, may require that annuity considerations and annuity payment rates be determined without regard to the sex of the Annuitant. Because we offer the Contracts for use with HR-10 Plans where these rules may have general application, the annuity payment rates in the Contracts do not distinguish between male and female Annuitants. However, Contracts with sex-distinct rates are available on request. Prospective purchasers of the Contracts should review any questions in this area with qualified counsel.



OWNERS OF THE CONTRACTS The Owner of the Contract has the sole right to exercise all rights and privileges under the Contract, except as the Contract otherwise provides. The Owner is ordinarily the retirement plan, but may be the employer or the Annuitant or other person. The Annuitant is the person upon whose life the Contract is issued and Contract benefits depend. Following the death of the Annuitant any remaining Contract benefits are payable to a beneficiary or contingent beneficiary named in the Contract. In this prospectus, "you" means the Owner or a prospective purchaser of the Contract.



DISABILITY PROVISION A Contract may include, as an optional benefit, a provision under which we will continue to pay purchase payments during the total disability of the Annuitant. Each Contract containing this provision specifies the additional cost of such benefit.



DEFERMENT OF BENEFIT PAYMENTS We reserve the right to defer determination of the withdrawal value of the Contracts, or the payment of benefits under a variable payment plan, until after the end of any period during which the right to redeem shares of either of the mutual funds is suspended, or payment of the redemption value is postponed, and for any period during which the New York Stock Exchange is closed or trading thereon is restricted or an emergency exists, so that valuation of the assets of the Fund or disposal of securities they hold is not reasonably practical; or as such deferment is otherwise permitted by applicable law.



DIVIDENDS The Contracts share in our divisible surplus, except while payments are being made under a variable payment plan. Our divisible surplus is determined annually for the following year. State law requires that we distribute the surplus equitably among participating contracts.
Distributions of divisible surplus are commonly referred to as "dividends".



We are paying dividends on approximately 18% of our inforce variable annuity contracts in 1999. Dividends are not guaranteed to be paid in future years. The dividend amount is volatile since it is based on the average variable Contract value which is defined as the value of the Accumulation units on the last Contract anniversary adjusted to reflect any transactions since that date which increased or decreased the Contract's interest in the Account.



Dividends on variable annuities arise principally as a result of more favorable expense experience than that which we assumed in determining deductions. Such favorable experience is generated primarily by older and/or larger Contracts, which have a mortality rate and expense risk charge of at least 0.75%. In general, we are not paying dividends on Contracts with an average variable Contract value of less than $30,000, and about 75% of those with a value above $30,000 will receive dividends. The expected dividend payout for 1999 represents about 0.39% of the average variable Contract value for those Contracts that will receive dividends. The maximum dividend we are paying on a specific contract is about 0.70%.



We pay any dividend for a Contract on the anniversary date of that Contract. We apply the dividend as a net purchase payment unless you elect to have the dividend paid in cash.



SUBSTITUTION AND CHANGE Pursuant to authority of our Board of Trustees, (a) we may invest the assets of a Division in securities of another mutual fund or another issuer, instead of the Portfolio or Fund in which you have invested, as a substitute for the shares you already have or as the securities to be purchased in the future, or (b) we may modify the provisions of the Contracts to assure qualification for the benefits provided by the provisions of the Internal Revenue Code relating to retirement annuity or variable annuity contracts, or to comply with any other applicable federal or state laws. In the event of any such substitution or change, we may make appropriate endorsement on Contracts having an interest in the Account and take such other action as may be necessary to effect the substitution or change.



FIXED ANNUITY PAYMENT PLANS We will also pay Contract benefits under fixed annuity payment plans which are not described in this Prospectus. If you select a fixed annuity, we will cancel the Accumulation Units credited to your Deferred Contract, we will transfer the withdrawal value of the Contract to our general account, and you will no longer have any interest in the Account. We may make a withdrawal charge in determining the withdrawal value. (See "Withdrawal Amount", p. 9, and "Withdrawal Charge", p. 14.)



FINANCIAL STATEMENTS Financial statements of the Account and financial statements of Northwestern Mutual Life appear in the Statement of Additional Information.

THE GUARANTEED INTEREST FUND



You may direct all or part of your purchase payments to the Guaranteed Interest Fund for investment on a fixed basis. You may transfer amounts previously invested in the Account Divisions to the Guaranteed Interest Fund, prior to the maturity date, and you may transfer amounts in the Guaranteed Interest Fund to the Account Divisions. In each case these transfers are subject, to the restrictions described in the Contract.



Amounts you invest in the Guaranteed Interest Fund become part of our general assets. In reliance on certain exemptive and exclusionary provisions, we have not registered interests in the Guaranteed Interest Fund under the Securities Act of 1933 and we have not registered the Guaranteed Interest Fund as an investment company under the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Fund nor any interests therein are generally subject to these Acts. We have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Fund. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.



Amounts you invest in the Guaranteed Interest Fund earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for at least one year. The interest rate will be at an annual effective rate of at least 3%. At the expiration of the period for which we guarantee the interest rate, a new interest rate may apply. We credit interest and compound it daily. We determine the effective date for a transaction involving the Guaranteed Interest Fund in the same manner as the effective date for a transaction involving a Division of the Account.



Investments in the Guaranteed Interest Fund are subject to a maximum limit of $1,000,000 ($250,000 in New York) without our prior consent. To the extent that a purchase payment or transfer from a Division of the Account causes the Contract's interest in the Guaranteed Interest Fund to exceed this maximum limit, we will place the amount of the excess in the Money Market Division and it will remain there until the you instruct us otherwise.



Transfers from the Guaranteed Interest Fund to the Account Divisions are subject to limits. After a transfer from the Guaranteed Interest Fund we will allow no further transfers from the Guaranteed Interest Fund for a period of 365 days; in addition, we will allow no further transfers back into the Guaranteed Interest Fund for a period of 90 days. The maximum amount that you may transfer from the Guaranteed Interest Fund in one transfer is the greater of (1) 25% of the amount that was invested in the Guaranteed Interest Fund as of the last Contract anniversary preceding the transfer and
(2) the amount of your most recent transfer from the Guaranteed Interest Fund. But in no event will this maximum transfer amount be less than $1,000 or more than $50,000. (The $50,000 limit does not apply in New York.)



The deduction for mortality rate and expense risks, as described below, is not assessed against amounts in the Guaranteed Interest Fund, and amounts in the Guaranteed Interest Fund do not bear any expenses of either of the mutual funds. Other charges under the Contracts apply for amounts in the Guaranteed Interest Fund as they are described in this prospectus for amounts you invest on a variable basis. See "Deductions", p. 13. For purposes of allocating and deducting the annual Contract fee, we consider any investment in the Guaranteed Interest Fund as though it were an investment of the same amount in one of the Account Divisions.


-----------------------------------------------------------------------------


FEDERAL INCOME TAXES



We offer the Contracts only for use under tax-qualified plans meeting the requirements of Sections 401 and 403(a) of the Code. However, in the event Contracts should be issued pursuant to HR-10 Plans, trusts or custodial accounts which at the time of issuance are not qualified under the Code, some or all of the tax benefits described herein may be lost.



CONTRIBUTION LIMITS



Any employer, including a self-employed person, can establish a plan under
Section 401(a) or 403(a) for participating employees. As a general rule, annual contributions to a defined contribution plan made by the employer and the employee cannot exceed the lesser of $30,000 or 25% of compensation or earned income (up to $160,000, indexed).



Qualified plans are subject to minimum coverage, nondiscrimination and spousal consent requirements. In addition, "top heavy" rules apply if more than 60% of the contributions or benefits are allocated to certain highly compensated employees. Violations of the contribution limits or other requirements may disqualify the plan and/or subject the employer to taxes and penalties.



TAXATION OF CONTRACT BENEFITS



No tax is payable as a result of any increase in the value of a Contract until benefits from the Contract are received. Benefits received as annuity payments will be taxable as ordinary income when received in accordance with Section 72 of the Code. As a general rule, where an employee makes nondeductible contributions to the Plan, the payee may exclude from income that portion of each benefit payment which represents a return of the employee's "investment in the contract" as defined in Section 72 until the entire "investment in the contract" is recovered. A 50% penalty tax may be imposed on payments to the extent they are less than certain required minimum amounts. In addition, a 10% penalty tax may be imposed on benefits paid in excess of the benefits provided under the Plan formula if the payee is or was a "5% owner" of the employer while a participant in the Plan.



Benefits paid in a form other than an annuity will be taxed as ordinary income when received except for that portion of the payment, if any, which represents a return of the employee's "investment in the contract." Benefits received as a "lump sum distribution" may be eligible for a separate tax averaging calculation and, with certain limited exceptions, all benefits are subject to the tax-free rollover provisions of the Code. A 10% penalty tax may be imposed on the taxable portion of premature payments of benefits (prior to age 59-1/2 or disability) unless payments are made after the employee separates from service and payments are either paid in substantially equal installments over the life or life expectancy of the employee or are paid on account of early retirement after age 55 or unless payments are made for medical expenses in excess of 7.5% of the employee's Adjusted Gross Income.



A loan from the Plan to an employee, other than an owner-employee, may be taxable as ordinary income depending on the amount and terms of the loan. A loan to an owner-employee is a prohibited transaction under the Code and could disqualify the Plan.



Benefit payments will be subject to mandatory 20% withholding unless (1) they are rolled over directly to another tax-qualified plan or an individual retirement arrangement, (2) they are paid in substantially equal installments over the life or life expectancy of the employee (or of the employee and the employee's beneficiary) or over a period of 10 years or more, or (3) they are "required minimum distributions."



The rules governing Plan provisions, payments and deductions and taxation of distributions from such Plans and Trusts, as set forth in the Code and the regulations relating thereto, are complex and cannot be readily summarized. Furthermore, special rules are applicable in many situations, and prospective purchasers desiring to adopt an HR-10 pension or profit-sharing plan or trust should consult qualified tax counsel.



TAXATION OF NORTHWESTERN MUTUAL LIFE



We may charge the appropriate Contracts with their shares of any tax liability which may result from the maintenance or operation of the Divisions of the Account. We are currently making no charge. (See "Net Investment Factor", p. 8 and "Deductions", below.)


-----------------------------------------------------------------------------


DEDUCTIONS



We will make the following deductions:



1. SALES LOAD. For the Front Load Contract we deduct a sales load from all purchase payments we receive. We base the deduction on cumulative purchase payments we have received and the rates in the table below:








CUMULATIVE PURCHASE PAYMENTS

PAID UNDER THE CONTRACT                       RATE
-----------------------                       ----
First $100,000                                4.0%
Next $400,000                                 2.0%
Next $500,000                                 1.0%
Balance over $1,000,000                       0.5%



2. DEDUCTIONS FOR MORTALITY RATE AND EXPENSE RISKS. The net investment factor (see "Net Investment Factor", p. 8) we use in determining the value of Accumulation and Annuity Units reflects a deduction on each valuation date for mortality rate and expense risks we have assumed. For the Front Load Contract, the deduction from Accumulation Units is at a current annual rate of 0.4% of the assets of the Account, while the deduction from Annuity Units is zero. For the Back Load Contract the deduction is at a current annual rate of 1.25% of the assets of the Account. Our Board of Trustees may increase or decrease the deduction, but in no event may the deduction exceed an annual rate of .75% for the Front Load Contract and 1.50% for the Back Load Contract. This deduction is the only expense item paid by the Account to date. The mutual funds pay expenses which are described in the attached prospectuses for the mutual funds.



The risks we assume are (a) the risk that annuity payments will continue for longer periods than anticipated because the Annuitants as a group live longer than expected, and (b) the risk that the charges we make may be insufficient to cover the actual costs we incur in connection with the Contracts. We assume these risks for the duration of the Contract.



The net investment factor also reflects the deduction of any reasonable expenses which may result if there were a substitution of other securities for shares of the mutual funds as described under "Substitution and Change",
p. 11, and any applicable taxes, i.e., any tax liability we have paid or reserved for resulting from the maintenance or operation of a Division of the Account, other than applicable premium taxes which we may deduct directly from considerations. We do not anticipate that we will make any deduction for federal income taxes (see "Federal Income Taxes", p. 12), nor do we anticipate that maintenance or operation of the Account will give rise to any deduction for state or local taxes. However, we reserve the right to charge the appropriate Contracts with their shares of any tax liability which may result under present or future tax laws from the maintenance or operation of the Account or to deduct any such tax liability in the computation of the net investment factor for such Contracts.



3. CONTRACT FEE. On each Contract anniversary prior to the maturity date we make a deduction of $30 for administrative expenses relating to a Deferred Contract during the prior year. We make the charge by reducing the number of Accumulation Units credited to the Contract. For purposes of allocating and deducting the annual Contract fee, we consider any investment in the Guaranteed Interest Fund as though it were an investment of the same amount in one of the Account Divisions. We cannot increase this charge. The charge is intended only to reimburse us for our actual administrative expenses. We currently are waiving the charge, if the Contract value on the Contract anniversary is $50,000 or more.



4. WITHDRAWAL CHARGE. For the Back Load Contract if you withdraw Accumulation Units for cash, we will deduct a withdrawal charge for sales expenses. We will base the withdrawal charge on the Amount Categories and the Rates in the table below. We base the amount in each Category on cumulative purchase payments you have made and on the number of Contract anniversaries that have occurred since you made each purchase payment.




AMOUNT CATEGORY                                  RATE
---------------                                  ----
Eight............................................ 8%
Seven............................................ 7
Six.............................................. 6
Five............................................. 5
Four............................................. 4
Three............................................ 3
Two.............................................. 2
One.............................................. 1
Zero............................................. 0



The first $100,000 of total purchase payments paid over the life of the Contract start out in Category Eight, the next $400,000 start out in Category Four, the next $500,000 start out in Category Two, and all additional purchase payments paid start out in Category One. As of each Contract anniversary, we move any amount in a Category to the next lower Category until the Contract anniversary on which that amount reaches Category Zero. The total withdrawal charge will be the sum of all the results calculated by multiplying the amount in each Category by the Rate for that Category. The amounts we use to calculate the withdrawal charge will be limited to the value of the Contract benefits that are subject to the withdrawal charge. The amounts we use will be taken from those Categories that produce the lowest withdrawal charge. However, any amounts we use to determine the charge for a partial withdrawal will not be used to determine subsequent withdrawal charges. There is no withdrawal charge on the value of Accumulation Units withdrawn in excess of the total purchase payments you have paid under the Contract; but in the case of a partial withdrawal, we consider the purchase payments paid under the Contract to be withdrawn first, except for amounts eligible for the withdrawal charge free amount described in the next paragraph.



The withdrawal charge free amount is available on a Contract if the Contract value is at least $10,000 on the Contract anniversary preceding a withdrawal. For each Contract year, the withdrawal charge free amount is equal to the lesser of 10% of the Contract value on the last Contract anniversary, and the amount by which the Contract value exceeds cumulative purchase payments as of the date of the withdrawal. We will take eligible amounts withdrawn meeting these requirements first from the portion of the Contract value that exceeds cumulative purchase payments. We will base the withdrawal charge for any amounts not included in the withdrawal charge free amount first on the purchase payments that have been paid.



We will make no withdrawal charge when you select a variable payment plan. However, we will make the withdrawal charge if you make a withdrawal, or partial withdrawal, within five years after the beginning of a variable payment plan which is not contingent on the payee's life (Plan 1). For fixed payment plans the Contract provides for deduction of the withdrawal charge when the payment plan is selected. By current administrative practice we will waive the withdrawal charge upon selection of a fixed payment plan for a certain period of 12 years or more (Plan 1) or any fixed payment plan which involves a life contingency (Plans 2 or 3) if you select the payment plan after the Contract has been in force for at least one full year.



5. PREMIUM TAXES. The Contracts provide for the deduction of applicable premium taxes, if any, from purchase payments or from Contract benefits. Various jurisdictions levy premium taxes. Premium taxes presently range from 0% to 2% of total considerations. Many jurisdictions presently exempt from premium taxes annuities such as the Contracts. As a matter of current practice, we do not deduct premium taxes from purchase payments received under the Contracts or from Contract benefits. However, we reserve the right to deduct premium taxes in the future.



CONTRACTS ISSUED PRIOR TO MARCH 31, 1995



For Contracts issued prior to March 31, 1995 and after December 16, 1981 there is no front-end sales load but there is a surrender charge of 8% on the first $25,000 of considerations, 4% on the next $75,000 and 2% on considerations in excess of $100,000, based on total cumulative considerations paid under the Contract. The surrender charge applicable for each consideration reduces by 1% on each Contract anniversary. A surrender charge free corridor is available on the same basis described above for the current Contracts. The charge for mortality and expense risks for those Contracts is 1.25% of the assets of the Account. The annual Contract fee is the lesser of $30 or 1% of the Contract value.



CONTRACTS ISSUED PRIOR TO DECEMBER 17, 1981



For Contracts issued prior to December 17, 1981 there is no surrender charge, but considerations are subject to a deduction for sales expenses. The deduction is 8% on the first $5,000 received during a single Contract year as defined in the Contract, 4% on the next $20,000, 2% on the next $75,000 and 1% on the excess over $100,000. The charge for mortality rate and expense risks for those Contracts is .75% of the assets of the Account, which we may raise to a maximum annual rate of 1%. There is no annual Contract fee.



REDUCED CHARGES FOR EXCHANGE TRANSACTIONS



As a matter of current practice, we permit owners of fixed dollar annuities we have previously issued to exchange those contracts for Front Load or Back Load Contracts without paying a second charge for sales expenses. This rule is subject to a number of exceptions and qualifications. We may change or withdraw it at any time.



In general, we make a $25 administrative charge on these exchange transactions and we permit only one such transaction in any 12-month period. Transactions on this basis are subject to a limit of 20% of the amount held under the fixed annuity contract in any 12-month period, but we are presently waiving this limit.



Amounts exchanged from a fixed contract which provides for a surrender charge are not charged for sales expenses when the exchange is effected. We place these amounts in the same withdrawal charge category under the new Back Load Contract as they were before.



We place exchange proceeds from fixed contracts which have no surrender charge provisions in the 0% withdrawal charge category. As an alternative, exchange proceeds from such a fixed contract may be added to a Front Load Contract or to a Deferred Contract issued prior to December 17, 1981 without any deduction for sales expenses.



Fixed annuity contracts (which are not described in this prospectus) are available in exchange for the Contracts on a comparable basis.


----------------------------------------------------------------------------


DISTRIBUTION OF THE CONTRACTS



We sell the Contracts through individuals who, in addition to being licensed insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, LLC, our wholly-owned subsidiary. Northwestern Mutual Investment Services, LLC is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers. Where state law requires, these agents will also be licensed securities salesmen. Commissions paid to the agents on sales of the Contracts will not exceed 4% of purchase payments.



-----------------------------------------------------------------------------


YEAR 2000 ISSUES



Since early 1996, we have been preparing for the computer requirements associated with the approaching turn of the century. We completed assessment of our internal systems in 1996. As of the date of this prospectus, the necessary system changes are substantially complete. System testing is in process and we expect testing of all critical systems to be completed during the first six months of 1999.



The work on these computer systems extends to software packages we purchase from vendors. In addition, we have been communicating formally with our business partners to identify and assess potential exposure that could result from their failure to address these computer issues on a timely basis. Each of our departments has prepared a contingency plan.



We and our business partners bear all of the costs of identifying and resolving the computer systems issues associated with the year 2000. These costs will have no effect on the performance of the Account. The Contracts permit us to increase the charges for our expense risks up to the guaranteed maximum rates. However, we do not expect our costs for year 2000 compliance to have any significant effect on the benefits or values provided by the Contracts.



We believe that our computer systems will be ready for the year 2000 well in advance of the deadline. By their nature, however, the issues in this area carry the risk of unforeseen problems, both at Northwestern Mutual Life and at all the other sites where supporting functions and interaction take place. There can be no assurance that these problems will not have a material adverse impact on the operations of Northwestern Mutual Life and the Account.

     TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION



                                               PAGE
                                               ----
DISTRIBUTION OF THE
  CONTRACTS ................................... B-2
DETERMINATION OF ANNUITY
  PAYMENTS..................................... B-2
    Amount of Annuity Payments................. B-2
    Annuity Unit Value......................... B-3
    Illustrations of Variable Annuity
      Payments................................. B-3
VALUATION OF ASSETS OF THE
  ACCOUNT...................................... B-4
TRANSFERABILITY RESTRICTIONS................... B-4
EXPERTS........................................ B-4



                                               PAGE
                                               ----
FINANCIAL STATEMENTS OF THE
  ACCOUNT (for the two years ended
   December 31, 1998).......................... B-5
REPORT OF INDEPENDENT
  ACCOUNTANTS (for the two
  years ended December  31, 1998............... B-11
FINANCIAL STATEMENTS OF
  NORTHWESTERN MUTUAL LIFE
   (for the three years ended December
   31, 1998)................................... B-12
REPORT OF INDEPENDENT
  ACCOUNTANTS (for the three years
   ended December 31, 1998).................... B-25




     This Prospectus sets forth concisely the information about NML Variable Annuity Account A that a prospective investor ought to know before investing. Additional information about Account A has been filed with the Securities and Exchange Commission in a Statement of Additional Information which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from The Northwestern Mutual Life Insurance Company. To receive a copy, return the request form to the address listed below, or telephone (414) 271-1444.




-----------------------------------------------------------------------------

   TO:  The Northwestern Mutual Life Insurance Company

      Annuity and Accumulation Products Marketing Department
         Room E12J
      720 East Wisconsin Avenue
      Milwaukee, WI 53202

     Please send a Statement of Additional Information for NML Variable Annuity Account A to:

    Name____________________________________________________________________

    Address_________________________________________________________________

    ________________________________________________________________________

    City__________________________________ State_____________ Zip __________

More information about Northwestern Mutual Series Fund, Inc. is included in the Fund's Statement of Additional Information (SAI), incorporated by reference in this prospectus, which is available free of charge. More information about the Fund's investments is included in the Fund's annual and semi-annual reports, which discuss the market conditions and investment strategies that significantly affected each Portfolio's performance during the previous fiscal period.



To request a free copy of the Fund's SAI, or current annual or semi-annual report, call us at 1-800-519-4665. Information about the Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (SEC) in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports and other information about the Fund are available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, Washington, DC 20549-6009.



N O R T H W E S T E R N  M U T U A L  L I F E



INDIVIDUAL VARIABLE ANNUITY CONTRACTS
for Retirement Plans of Self-Employed Persons and Their Employees




NML VARIABLE ANNUITY ACCOUNT A



NORTHWESTERN MUTUAL SERIES FUND, INC.



RUSSELL INSURANCE FUNDS



P    R    O    S    P    E    C    T    U    S




Investment Company Act File Nos. 811-3990 and 811-5371



NORTHWESTERN
MUTUAL LIFE-Registered Trademark-



PO Box 3095
Milwaukee  WI  53201-3095



Change Service Requested



40902

                        STATEMENT OF ADDITIONAL INFORMATION

                             VARIABLE ANNUITY CONTRACTS
        (for Retirement Plans of Self-Employed Perons and their Employees)

                           NML VARIABLE ANNUITY ACCOUNT A
                                  (the "Account"),
                          a separate investment account of
                   The Northwestern Mutual Life Insurance Company
                            ("Northwestern Mutual Life")


-------------------------------------------------------------------------------


             This Statement of Additional Information is not a prospectus but supplements and should be read in conjunction with the prospectus for the Contracts. A copy of the prospectus may be obtained from The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, telephone number (414) 271-1444.


-------------------------------------------------------------------------------


          The Date of the Prospectus to which this Statement of Additional Information Relates is April 30, 1999.


          The Date of this Statement of Additional Information is April 30,
          1999.

                           DISTRIBUTION OF THE CONTRACTS


     The Contracts are offered on a continuous basis exclusively through individuals who, in addition to being life insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, LLC ("NMIS").


     NMIS may be considered the underwriter of the Contracts for purposes of the federal securities laws. The following amounts of commissions were paid on sales of the Contracts, including commissions on sales of variable annuity contracts to corporate pension plans, during each of the last three years:



                    Year          Amount
                    ----          ------
                    1998        $2,760,049
                    1997        $2,203,105
                    1996        $1,344,104


                         DETERMINATION OF ANNUITY PAYMENTS


     The following discussion of the method for determining the amount of monthly annuity payments under a variable payment plan is intended to be read in conjunction with these sections of the prospectus for the Contracts:
"Variable Payment Plans", p. 10, including "Description of Payment Plans",
p. 10, "Amount of Annuity Payments", p. 10, and "Assumed Investment Rate",
p. 10; "Dividends", p. 11; "Net Investment Factor", p. 9; and "Deductions",
p. 13.


     AMOUNT OF ANNUITY PAYMENTS   The amount of the first annuity payment
under a variable Payment Plan will be determined on the basis of the particular Payment Plan selected, the annuity payment rate and, for plans involving life contingencies, the Annuitant's adjusted age. The amount of the first payment is the sum of the payments from each Division of the Account determined by applying the appropriate annuity payment rate to the product of the number of Accumulation Units in the Division on the effective date of the Payment Plan and the Accumulation Unit value for the Division on that date. Annuity rates currently in use are based on the 1983 a Table with age adjustment.


     Variable annuity payments after the first will vary from month to month and will depend upon the number and value of Annuity Units credited to the Annuitant. After the effective date of a Payment Plan a Contract will not share in the divisible surplus of Northwestern Mutual Life.


     The number of Annuity Units in each Division is determined by dividing the amount of the first annuity payment from the Division by the value of an Annuity Unit on the effective date of the Payment Plan. The number of Annuity Units thus credited to the Annuitant in each Division remains constant throughout the annuity period. However, the value of Annuity Units in each Division will fluctuate with the investment experience of the Division.


     The amount of each variable annuity payment after the first is the sum of payments from each Division determined by multiplying this fixed number of Annuity Units each month by the value of an Annuity Unit for the Division on (a) the fifth valuation date prior to the payment due date if the payment due date is a valuation date, or (b) the sixth valuation date prior to the payment due date if the payment due date is not a valuation date. To illustrate, if a payment due date falls on a Friday, Saturday or Sunday, the amount of the payment will normally be based upon the Annuity Unit value calculated on the preceding Friday. The preceding Friday would be the fifth valuation date prior to the Friday due date, and the sixth valuation date prior to the Saturday or Sunday due dates.


     ANNUITY UNIT VALUE   The value of an Annuity Unit for each Division was
established at $1.00 as of the date operations began for that Division. The value of an Annuity Unit on any later date varies to reflect the investment experience of the Division, the Assumed Investment Rate on which the annuity rate tables are based, and the deduction for mortality rate and expense risks assumed by Northwestern Mutual Life.


     The Annuity Unit value for each Division on any valuation date is determined by multiplying the Annuity Unit value on the immediately preceding valuation date by two factors: (a) the net investment factor for the current period for the Division; and (b) an adjustment factor to neutralize the Assumed Investment Rate used in calculating the annuity rate tables.


     ILLUSTRATIONS OF VARIABLE ANNUITY PAYMENTS   To illustrate the manner in
which variable annuity payments are determined consider this example. Item (4) in the example shows the applicable monthly payment rate for an annuitant, adjusted age 65, who has elected a life annuity Payment Plan with a certain period of 10 years with an Assumed Investment Rate of 3-1/2% (Plan 2, as described in the prospectus).


     (1)    Assumed number of Accumulation Units in
            Balanced Division on
            maturity date . . . . . . . . . . . . . . . . . . . .   25,000

     (2)    Assumed Value of an Accumulation Unit in
            Balanced Division at
            maturity. . . . . . . . . . . . . . . . . . . . . . .   $2.000000

     (3)    Cash Value of Contract at maturity, (1) X (2) . . . .   $50,000

     (4)    Assumed applicable monthly payment rate per
            $1,000 from annuity rate table. . . . . . . . . . . .   $5.00

     (5)    Amount of first payment from
            Balanced Division,
            (3) X (4) divided by $1,000 . . . . . . . . . . . . .   $250.00

     (6)    Assumed Value of Annuity Unit in
            Balanced Division at maturity . . . . . . . . . . . .   $1.500000

     (7)    Number of Annuity Units credited in
            Balanced Division, (5) divided
            by (6). . . . . . . . . . . . . . . . . . . . . . . .   166.67


The $50,000 value at maturity provides a first payment from the Balanced Division of $250.00, and payments thereafter of the varying dollar value of
166.67 Annuity Units. The amount of subsequent payments from the Balanced Division is determined by multiplying 166.67 units by the value of an Annuity Unit in the Balanced Division on the applicable valuation date. For example, if that unit value is $1.501000, the monthly payment from the Division will be
166.67 multiplied by $1.501000, or $250.17.

     However, the value of the Annuity Unit depends entirely on the investment performance of the Division. Thus in the example above, if the net investment rate for the following month was less than the Assumed Investment Rate of 3-1/2%, the Annuity Unit would decline in value. If the Annuity Unit value declined to $1.499000 the succeeding monthly payment would then be 166.67 X $1.499000, or $249.84.


     For the sake of simplicity the foregoing example assumes that all of the Annuity Units are in the Balanced Division. If there are Annuity Units in two or more Divisions, the annuity payment from each Division is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Divisions.


                         VALUATION OF ASSETS OF THE ACCOUNT


     The value of Portfolio or Fund shares held in each Division of the Account at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Portfolio or Fund has been suspended, or payment of redemption value has been postponed, for the sole purpose of computing annuity payments the shares held in the Account (and Annuity Units) may be valued at fair value as determined in good faith by the Board of Trustees of Northwestern Mutual Life.


                            TRANSFERABILITY RESTRICTIONS


     Ownership of a Contract cannot be changed or the Contract sold, assigned or pledged as collateral for a loan, or for any other purpose, to any person other than Northwestern Mutual Life; except, that if the Owner of the Contract is a trustee of an employee trust qualified under the Code, or the custodian of a custodial account treated as such, it may transfer the Contract to a successor trustee or custodian. In addition, the trustee or custodian, as well as the employer under a qualified non-trusted pension plan, may assign the Contract to an employee upon termination of employment.


                                      EXPERTS

     The financial statements of the Account as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 and of Northwestern Mutual Life as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides audit services for the Account. The address of PricewaterhouseCoopers LLP is 100 East Wisconsin Avenue, Suite 1500, Milwaukee, Wisconsin 53202.

ACCOUNT A FINANCIAL STATEMENTS
NML VARIABLE ANNUITY ACCOUNT A
Financial Statements
DECEMBER 31, 1998
STATEMENT OF ASSETS AND LIABILITIES
(IN THOUSANDS)

ASSETS
  Investments at Market Value:
    Northwestern Mutual Series Fund, Inc.
      Aggressive Growth Stock
       25,396 shares (cost $66,276)...............  $  87,973
      International Equity
       26,830 shares (cost $38,805)...............     44,995
      Growth Stock
       11,915 shares (cost $20,533)...............     26,774
      Growth and Income Stock
       22,438 shares (cost $31,395)...............     36,440
      Index 500 Stock
       43,592 shares (cost $75,957)...............    143,376
      Balanced
       146,262 shares (cost $214,781).............    325,287
      High Yield Bond
       9,922 shares (cost $10,685)................      9,287
      Select Bond
       20,792 shares (cost $24,420)...............     25,970
      Money Market
       26,910 shares (cost $26,910)...............  $  26,910   $ 727,012
                                                    ---------
Due from Sale of Fund Shares..................................      1,408
Due from Northwestern Mutual Life Insurance Company...........         22
                                                                ---------
Total Assets..................................................  $ 728,442
                                                                ---------
                                                                ---------
LIABILITIES
  Due to Participants.........................................  $   1,375
  Due to Northwestern Mutual Life Insurance Company...........      1,408
  Due on Purchase of Fund Shares..............................         26
                                                                ---------
      Total Liabilities.......................................      2,809
                                                                ---------
EQUITY (NOTE 8)
  Contracts Issued Prior to December 17, 1981.................  $  73,723
  Contracts Issued After December 16, 1981 and Prior to March
   31, 1995...................................................    558,227
  Contracts Issued On or After March 31, 1995:
  Front Load Version..........................................     15,243
  Back Load Version...........................................     78,440
                                                                ---------
      Total Equity............................................    725,633
                                                                ---------
      Total Liabilities and Equity............................  $ 728,442
                                                                ---------
                                                                ---------

    The Accompanying Notes are an Integral Part of the Financial Statements

ACCOUNT A FINANCIAL STATEMENTS
NML VARIABLE ANNUITY ACCOUNT A
Statements of Operations and Changes in Equity
(IN THOUSANDS)

                                                                      AGGRESSIVE GROWTH             INTERNATIONAL EQUITY
                                          COMBINED                     STOCK DIVISION                     DIVISION
                                -----------------------------   -----------------------------   -----------------------------
                                    YEAR                            YEAR                            YEAR
                                    ENDED        YEAR ENDED         ENDED        YEAR ENDED         ENDED        YEAR ENDED
                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                    1998            1997            1998            1997            1998            1997
                                -------------   -------------   -------------   -------------   -------------   -------------
INVESTMENT INCOME
Dividend Income...............    $ 34,233        $ 33,253        $ 3,294          $5,047         $ 2,855         $ 1,628
Annuity Rate and Expense
  Guarantees..................       8,067           7,047          1,049             979             591             580
                                -------------   -------------   -------------   -------------   -------------   -------------
Net Investment Income.........      26,166          26,206          2,245           4,068           2,264           1,048
                                -------------   -------------   -------------   -------------   -------------   -------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............      37,625          23,135          6,752           4,372           3,000           1,235
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................      36,250          56,364         (3,928)          1,563          (3,655)          2,446
                                -------------   -------------   -------------   -------------   -------------   -------------
  Net Gain (Loss) on
    Investments...............      73,875          79,499          2,824           5,935            (655)          3,681
                                -------------   -------------   -------------   -------------   -------------   -------------
  Increase in Equity Derived
    from Investment
    Activity..................     100,041         105,705          5,069          10,003           1,609           4,729
                                -------------   -------------   -------------   -------------   -------------   -------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Deposits..................      62,325          61,965         10,359          11,297           4,941           6,419
  Annuity Payments............      (1,306)         (1,047)           (41)            (40)            (32)            (25)
  Surrenders and Other
    (net).....................     (80,848)        (64,552)        (8,661)         (7,160)         (5,289)         (4,015)
  Transfers from Other
    Divisions or Sponsor......      95,967          63,046          8,930           8,697           5,056           6,734
  Transfers to Other Divisions
    or Sponsor................     (98,941)        (64,242)       (17,180)        (11,469)        (11,484)         (5,225)
                                -------------   -------------   -------------   -------------   -------------   -------------
Increase (Decrease) in Equity
  Derived from Equity
  Transactions................     (22,803)         (4,830)        (6,593)          1,325          (6,808)          3,888
                                -------------   -------------   -------------   -------------   -------------   -------------
Net Increase (Decrease) in
  Equity......................      77,238         100,875         (1,524)         11,328          (5,199)          8,617
EQUITY
  Beginning of Year...........     648,395         547,520         89,403          78,075          50,111          41,494
                                -------------   -------------   -------------   -------------   -------------   -------------
  End of Year.................    $725,633        $648,395        $87,879          $89,403        $44,912         $50,111
                                -------------   -------------   -------------   -------------   -------------   -------------
                                -------------   -------------   -------------   -------------   -------------   -------------

    The Accompanying Notes are an Integral Part of the Financial Statements

NML VARIABLE ANNUITY ACCOUNT A
Statements of Operations and Changes in Equity
(IN THOUSANDS)

                                                                    GROWTH & INCOME                  INDEX 500
                                   GROWTH STOCK DIVISION            STOCK DIVISION                STOCK DIVISION
                                ---------------------------   ---------------------------   ---------------------------
                                    YEAR                          YEAR                          YEAR
                                   ENDED        YEAR ENDED       ENDED        YEAR ENDED       ENDED        YEAR ENDED
                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                    1998           1997           1998           1997           1998           1997
                                ------------   ------------   ------------   ------------   ------------   ------------
INVESTMENT INCOME
Dividend Income...............    $    461       $    770       $    294       $  5,155       $  4,267       $  3,230
Annuity Rate and Expense
  Guarantees..................         263            151            353            214          1,404          1,062
                                ------------   ------------   ------------   ------------   ------------   ------------
Net Investment Income.........         198            619            (59)         4,941          2,863          2,168
                                ------------   ------------   ------------   ------------   ------------   ------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............       1,743            595          1,022            683          8,567          4,795
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................       2,872          2,039          4,954         (1,305)        18,919         19,474
                                ------------   ------------   ------------   ------------   ------------   ------------
  Net Gain (Loss) on
    Investments...............       4,615          2,634          5,976           (622)        27,486         24,269
                                ------------   ------------   ------------   ------------   ------------   ------------
  Increase in Equity Derived
    from Investment
    Activity..................       4,813          3,253          5,917          4,319         30,349         26,437
                                ------------   ------------   ------------   ------------   ------------   ------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Deposits..................       3,618          2,808          4,697          3,571         11,699          9,100
  Annuity Payments............          (4)            (2)           (55)           (35)          (411)          (334)
  Surrenders and Other
    (net).....................      (2,367)          (834)        (2,704)        (1,978)       (12,885)        (9,181)
  Transfers from Other
    Divisions or Sponsor......       7,949          4,394          9,679          6,598         17,648         10,885
  Transfers to Other Divisions
    or Sponsor................      (4,660)        (1,889)        (4,854)        (2,128)       (14,119)        (6,821)
                                ------------   ------------   ------------   ------------   ------------   ------------
Increase (Decrease) in Equity
  Derived from Equity
  Transactions................       4,536          4,477          6,763          6,028          1,932          3,649
                                ------------   ------------   ------------   ------------   ------------   ------------
Net Increase (Decrease) in
  Equity......................       9,349          7,730         12,680         10,347         32,281         30,086
EQUITY
  Beginning of Year...........      17,255          9,525         23,548         13,201        110,895         80,809
                                ------------   ------------   ------------   ------------   ------------   ------------
  End of Year.................    $ 26,604       $ 17,255       $ 36,228       $ 23,548       $143,176       $110,895
                                ------------   ------------   ------------   ------------   ------------   ------------
                                ------------   ------------   ------------   ------------   ------------   ------------

    The Accompanying Notes are an Integral Part of the Financial Statements

NML VARIABLE ANNUITY ACCOUNT A
Statements of Operations and Changes in Equity
(IN THOUSANDS)

                                     BALANCED DIVISION         HIGH YIELD BOND DIVISION        SELECT BOND DIVISION
                                ---------------------------   ---------------------------   ---------------------------
                                    YEAR                          YEAR                          YEAR
                                   ENDED        YEAR ENDED       ENDED        YEAR ENDED       ENDED        YEAR ENDED
                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                    1998           1997           1998           1997           1998           1997
                                ------------   ------------   ------------   ------------   ------------   ------------
INVESTMENT INCOME
Dividend Income...............    $ 19,089       $ 13,245       $    951       $  1,418       $  1,768       $  1,557
Annuity Rate and Expense
  Guarantees..................       3,750          3,458            113             84            277            274
                                ------------   ------------   ------------   ------------   ------------   ------------
Net Investment Income.........      15,339          9,787            838          1,334          1,491          1,283
                                ------------   ------------   ------------   ------------   ------------   ------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............      16,661         10,959           (220)           198            100            297
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................      18,160         32,245           (925)          (533)          (147)           435
                                ------------   ------------   ------------   ------------   ------------   ------------
  Net Gain (Loss) on
    Investments...............      34,821         43,204         (1,145)          (335)           (47)           732
                                ------------   ------------   ------------   ------------   ------------   ------------
  Increase in Equity Derived
    from Investment
    Activity..................      50,160         52,991           (307)           999          1,444          2,015
                                ------------   ------------   ------------   ------------   ------------   ------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Deposits..................      17,160         19,753          2,104          1,351          2,145          2,086
  Annuity Payments............        (662)          (515)            (5)            (3)           (59)           (50)
  Surrenders and Other
    (net).....................     (35,226)       (31,209)          (806)          (413)        (3,234)        (4,326)
  Transfers from Other
    Divisions or Sponsor......      10,851          6,095          4,761          3,537          3,443          2,638
  Transfers to Other Divisions
    or Sponsor................     (19,108)       (14,968)        (5,233)        (1,635)        (3,102)        (3,785)
                                ------------   ------------   ------------   ------------   ------------   ------------
Increase (Decrease) in Equity
  Derived from Equity
  Transactions................     (26,985)       (20,844)           821          2,837           (807)        (3,437)
                                ------------   ------------   ------------   ------------   ------------   ------------
Net Increase (Decrease) in
  Equity......................      23,175         32,148            514          3,836            637         (1,422)
EQUITY
  Beginning of Year...........     301,628        269,480          8,744          4,908         25,225         26,647
                                ------------   ------------   ------------   ------------   ------------   ------------
  End of Year.................    $324,803       $301,628       $  9,258       $  8,744       $ 25,862       $ 25,225
                                ------------   ------------   ------------   ------------   ------------   ------------
                                ------------   ------------   ------------   ------------   ------------   ------------


                                   MONEY MARKET DIVISION
                                ---------------------------

                                    YEAR
                                   ENDED        YEAR ENDED
                                DECEMBER 31,   DECEMBER 31,
                                    1998           1997
                                ------------   ------------
INVESTMENT INCOME
Dividend Income...............    $  1,254       $  1,203
Annuity Rate and Expense
  Guarantees..................         267            245
                                ------------   ------------
Net Investment Income.........         987            958
                                ------------   ------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............          --             --
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Period....................          --             --
                                ------------   ------------
  Net Gain (Loss) on
    Investments...............          --             --
                                ------------   ------------
  Increase in Equity Derived
    from Investment
    Activity..................         987            958
                                ------------   ------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Deposits..................       5,602          5,580
  Annuity Payments............         (37)           (43)
  Surrenders and Other
    (net).....................      (9,676)        (5,436)
  Transfers from Other
    Divisions or Sponsor......      27,650         13,468
  Transfers to Other Divisions
    or Sponsor................     (19,201)       (16,322)
                                ------------   ------------
Increase (Decrease) in Equity
  Derived from Equity
  Transactions................       4,338         (2,753)
                                ------------   ------------
Net Increase (Decrease) in
  Equity......................       5,325         (1,795)
EQUITY
  Beginning of Year...........      21,586         23,381
                                ------------   ------------
  End of Year.................    $ 26,911       $ 21,586
                                ------------   ------------
                                ------------   ------------

    The Accompanying Notes are an Integral Part of the Financial Statements

NOTES TO FINANCIAL STATEMENTS
NML VARIABLE ANNUITY ACCOUNT A
Notes to Financial Statements
DECEMBER 31, 1998

NOTE 1 -- NML Variable Annuity Account A (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual" or "Sponsor") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Beginning March 31, 1995, two versions of the contract are offered: Front Load contracts with a sales charge up to 4% of purchase payments and Back Load contracts with a withdrawal charge of 0-8%.

NOTE 2 -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

NOTE 3 -- All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc. (the "Fund"). The shares are valued at the Fund's offering and redemption price per share.

The Fund is an open-end investment company registered under the Investment Company Act of 1940.

NOTE 4 -- Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. For variable payment plans issued prior to January 1, 1974, annuity reserves are based on the 1955 American Annuity Table with assumed interest rates of 3% or 5%. For variable payment plans issued on or after January 1, 1974 and before January 1, 1985, annuity reserves are based on the 1971 Individual Annuity Table with assumed interest rates of 3 1/2% or 5%. For variable payment plans issued on or after January 1, 1985, annuity reserves are based on the 1983 Table a with assumed interest rates of 3 1/2% or 5%.

NOTE 5 -- Dividend income from the Fund is recorded on the record date of the dividends. Transactions in Fund shares are accounted for on the trade date. The basis for determining cost on sale of Fund shares is identified cost. Purchases and sales of Fund shares for the year ended December 31, 1998 by each Division are shown below:

                                     PURCHASES          SALES
                                  ---------------  ---------------
Aggressive Growth Division......  $    10,360,035  $    14,639,276
International Equity Division...        6,698,885       11,198,223
Growth Stock Division...........        9,097,053        4,198,359
Growth & Income Stock
Division........................       10,667,937        3,780,324
Index 500 Stock Division........       18,355,852       13,607,476
Balanced Division...............       28,049,864       40,333,474
High Yield Bond Division........        5,801,403        4,113,088
Select Bond Division............        5,372,185        4,608,524
Money Market Division...........       24,597,925       19,273,286

NOTE 6 -- A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued on or after March 31, 1995, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of 4/10 of 1% and 1 1/4%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 3/4 of 1% and 1 1/2%, respectively.

For contracts issued after December 16, 1981 and prior to March 31, 1995, the deduction is at an annual rate of 1 1/4% of the net assets of each division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1 1/2% annual rate.

For contracts issued prior to December 17, 1981, the deduction is at an annual rate of 3/4 of 1% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1% annual rate.

Since 1995, Northwestern Mutual has paid a dividend to certain contracts. The dividend is re-invested in the Account and has been reflected as a Contract Owners' Net Deposit in the accompanying financial statements.

NOTE 7 -- Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

NML VARIABLE ANNUITY ACCOUNT A
Notes to Financial Statements
(IN THOUSANDS)
DECEMBER 31, 1998
NOTE 8 -- Equity Values by Division are shown below:

                                                                                               CONTRACTS ISSUED:
                                                     CONTRACTS ISSUED:                    AFTER DECEMBER 16, 1981 AND
                                                 PRIOR TO DECEMBER 17, 1981                 PRIOR TO MARCH 31, 1995
                                          ----------------------------------------  ----------------------------------------
                                           ACCUMULATION       UNITS                  ACCUMULATION      UNITS
DIVISION                                    UNIT VALUE     OUTSTANDING    EQUITY      UNIT VALUE    OUTSTANDING     EQUITY
----------------------------------------  --------------  -------------  ---------  --------------  ------------  ----------
Aggressive Growth Stock.................   $   3.964849          480     $  1,901    $   3.808330       18,213    $  69,362
International Equity....................       1.947470          648        1,262        1.893030       19,262       36,463
Growth Stock............................       2.549324          248          631        2.490522        7,216       17,971
Growth and Income.......................       2.437983          310          756        2.381813       10,867       25,883
Index 500 Stock.........................       4.202480        7,343       30,860        4.036666       21,468       86,659
Balanced................................       7.372322        3,014       22,217        6.771353       40,488      274,158
High Yield Bond.........................       1.582307          183          290        1.545816        3,975        6,144
Select Bond.............................       7.718724          900        6,946        7.088069        2,172       15,394
Money Market............................       2.646458        1,723        4,561        2.430915        6,700       16,286

  Equity................................                                   69,424                                   548,320
                                                                         ---------                                ----------
  Annuity Reserves......................                                    4,299                                     9,907
                                                                         ---------                                ----------
  Total Equity..........................                                 $ 73,723                                 $ 558,227
                                                                         ---------                                ----------
                                                                         ---------                                ----------

                                                       CONTRACTS ISSUED:                         CONTRACTS ISSUED:
                                                   ON OR AFTER MARCH 31, 1995                ON OR AFTER MARCH 31, 1995
                                                       FRONT LOAD VERSION                        BACK LOAD VERSION
                                            ----------------------------------------  ----------------------------------------
                                             ACCUMULATION       UNITS                  ACCUMULATION       UNITS
DIVISION                                      UNIT VALUE     OUTSTANDING    EQUITY      UNIT VALUE     OUTSTANDING    EQUITY
------------------------------------------  --------------  -------------  ---------  --------------  -------------  ---------
Aggressive Growth Stock...................   $   1.858751        1,195     $  2,221    $   3.808330        3,703     $ 14,105
International Equity......................       1.604722          669        1,074        1.893030        3,028        5,733
Growth Stock..............................       2.375383          448        1,064        2.490522        2,761        6,877
Growth and Income Stock...................       2.270962          737        1,673        2.381813        3,046        7,256
Index 500 Stock...........................       2.597374        1,058        2,748        4.036666        4,504       18,182
Balanced..................................       1.912247        1,769        3,383        6.771353        2,565       17,370
High Yield Bond...........................       1.495835          400          599        1.545816        1,401        2,165
Select Bond...............................       1.350384          160          216        7.088069          368        2,611
Money Market..............................       1.203067        1,564        1,882        2.430915        1,515        3,683

  Equity..................................                                   14,860                                    77,982
                                                                           ---------                                 ---------
  Annuity Reserves........................                                      383                                       458
                                                                           ---------                                 ---------
  Total Equity............................                                 $ 15,243                                  $ 78,440
                                                                           ---------                                 ---------
                                                                           ---------                                 ---------

ACCOUNTANTS' REPORT

                           [LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS

To The Northwestern Mutual Life Insurance Company and
Contract Owners NML Variable Annuity Account A

In our opinion, the accompanying combined statement of assets and liabilities and the related combined and separate statements of operations and changes in equity present fairly, in all material respects, the financial position of NML Variable Annuity Account A and the Aggressive Growth Stock Division, International Equity Division, Growth Stock Division, Growth and Income Stock Division, Index 500 Stock Division, Balanced Division, High Yield Bond Division, Select Bond Division and the Money Market Division thereof at December 31, 1998, the results of each of their operations and the changes in each of their equity for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of the number of shares owned at December 31, 1998 with Northwestern Mutual Series Fund, Inc., provide a reasonable basis for the opinion expressed above.

                        [SIGNATURE]

Milwaukee, Wisconsin
January 25, 1999

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(IN MILLIONS)

The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual Life to meet its obligations under the Policies.

                                                        DECEMBER 31,
                                                    ---------------------
                                                      1998        1997
                                                    ---------   ---------
ASSETS
    Bonds.........................................  $  34,888   $  32,359
    Common and preferred stocks...................      6,576       6,524
    Mortgage loans................................     12,250      10,835
    Real estate...................................      1,481       1,372
    Policy loans..................................      7,580       7,163
    Other investments.............................      1,839       2,026
    Cash and temporary investments................      1,275         572
    Due and accrued investment income.............        827         795
    Other assets..................................      1,313       1,275
    Separate account assets.......................      9,966       8,160
                                                    ---------   ---------
        Total assets..............................  $  77,995   $  71,081
                                                    ---------   ---------
                                                    ---------   ---------
LIABILITIES AND SURPLUS
    Reserves for policy benefits..................  $  51,815   $  47,343
    Policy benefit and premium deposits...........      1,709       1,624
    Policyowner dividends payable.................      2,870       2,640
    Interest maintenance reserve..................        606         461
    Asset valuation reserve.......................      1,994       1,974
    Income taxes payable..........................      1,161       1,043
    Other liabilities.............................      3,133       3,735
    Separate account liabilities..................      9,966       8,160
                                                    ---------   ---------
        Total liabilities.........................     73,254      66,980
    Surplus.......................................      4,741       4,101
                                                    ---------   ---------
        Total liabilities and surplus.............  $  77,995   $  71,081
                                                    ---------   ---------
                                                    ---------   ---------

   The accompanying notes are an integral part of these financial statements.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

(IN MILLIONS)

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1998        1997        1996
                                                    ---------   ---------   ---------
REVENUE
    Premium income................................  $  8,021    $  7,294    $  6,667
    Net investment income.........................     4,536       4,171       3,836
    Other income..................................       922         861         759
                                                    ---------   ---------   ---------
        Total revenue.............................    13,479      12,326      11,262
                                                    ---------   ---------   ---------
BENEFITS AND EXPENSES
    Benefit payments to policyowners and
     beneficiaries................................     3,602       3,329       2,921
    Net additions to policy benefit reserves......     4,521       4,026       3,701
    Net transfers to separate accounts............       564         566         579
                                                    ---------   ---------   ---------
        Total benefits............................     8,687       7,921       7,201
    Operating expenses............................     1,297       1,138       1,043
                                                    ---------   ---------   ---------
        Total benefits and expenses...............     9,984       9,059       8,244
                                                    ---------   ---------   ---------
Gain from operations before dividends and taxes...     3,495       3,267       3,018
Policyowner dividends.............................     2,869       2,636       2,341
                                                    ---------   ---------   ---------
Gain from operations before taxes.................       626         631         677
Income tax expense................................       301         356         452
                                                    ---------   ---------   ---------
Net gain from operations..........................       325         275         225
Net realized capital gains........................       484         414         395
                                                    ---------   ---------   ---------
        Net income................................  $    809    $    689    $    620
                                                    ---------   ---------   ---------
                                                    ---------   ---------   ---------

   The accompanying notes are an integral part of these financial statements.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN SURPLUS

(IN MILLIONS)

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                       1998        1997        1996
                                                      -------     -------     -------
BEGINNING OF YEAR BALANCE.........................    $4,101      $3,515      $2,786
  Net income......................................       809         689         620
  Increase (decrease) in net unrealized gains.....      (147)        576         295
  Increase in investment reserves.................       (20)       (526)       (176)
  Other, net......................................        (2)       (153)        (10)
                                                      -------     -------     -------
  Net increase in surplus.........................       640         586         729
                                                      -------     -------     -------
END OF YEAR BALANCE...............................    $4,741      $4,101      $3,515
                                                      -------     -------     -------
                                                      -------     -------     -------

   The accompanying notes are an integral part of these financial statements.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN MILLIONS)

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                        1998         1997         1996
                                                      --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Insurance and annuity premiums..................    $ 8,876      $ 8,093      $ 7,361
  Investment income received......................      4,216        3,928        3,634
  Disbursement of policy loans, net of
   repayments.....................................       (416)        (360)        (326)
  Benefits paid to policyowners and
   beneficiaries..................................     (3,572)      (3,316)      (2,912)
  Net transfers to separate accounts..............       (564)        (565)        (579)
  Policyowner dividends paid......................     (2,639)      (2,347)      (2,105)
  Operating expenses and taxes....................     (1,749)      (1,722)      (1,663)
  Other, net......................................        (83)         124          (59)
                                                      --------     --------     --------
    NET CASH PROVIDED BY OPERATING ACTIVITIES.....      4,069        3,835        3,351
                                                      --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  PROCEEDS FROM INVESTMENTS SOLD OR MATURED
    Bonds.........................................     28,720       38,284       31,942
    Common and preferred stocks...................     10,359        9,057        4,570
    Mortgage loans................................      1,737        1,012        1,253
    Real estate...................................        159          302          178
    Other investments.............................        768          398          316
                                                      --------     --------     --------
                                                       41,743       49,053       38,259
                                                      --------     --------     --------
  COST OF INVESTMENTS ACQUIRED
    Bonds.........................................     30,873       41,169       35,342
    Common and preferred stocks...................      9,642        9,848        4,463
    Mortgage loans................................      3,135        2,309        2,455
    Real estate...................................        268          202          125
    Other investments.............................        567          359          255
                                                      --------     --------     --------
                                                       44,485       53,887       42,640
                                                      --------     --------     --------
  NET INCREASE (DECREASE) IN SECURITIES LENDING
   AND OTHER......................................       (624)         440        1,617
                                                      --------     --------     --------
    NET CASH USED IN INVESTING ACTIVITIES.........     (3,366)      (4,394)      (2,764)
                                                      --------     --------     --------
NET INCREASE (DECREASE) IN CASH AND TEMPORARY
 INVESTMENTS......................................        703         (559)         587
CASH AND TEMPORARY INVESTMENTS, BEGINNING OF
 YEAR.............................................        572        1,131          544
                                                      --------     --------     --------
CASH AND TEMPORARY INVESTMENTS, END OF YEAR.......    $ 1,275      $   572      $ 1,131
                                                      --------     --------     --------
                                                      --------     --------     --------

   The accompanying notes are an integral part of these financial statements.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

1. PRINCIPAL ACCOUNTING POLICIES

The accompanying consolidated statutory financial statements include the accounts of The Northwestern Mutual Life Insurance Company ("Company") and its wholly-owned life insurance subsidiary, Northwestern Long Term Care Insurance Company ("Subsidiary"). The Company and its Subsidiary offer life, annuity, disability income and long term care products to the personal, business, estate and tax-qualified markets.

The consolidated financial statements have been prepared using accounting policies prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin ("statutory basis of accounting").

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The NAIC is now considering amendments to the codification guidance that would also be effective upon its planned implementation effective January 1, 2001. It is expected that the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") will adopt the codification, but it is not known whether the OCI will make any changes to that guidance. The potential effect of the codification on the Company will depend upon the guidance adopted by the OCI.

Financial statements prepared on the statutory basis of accounting vary from financial statements prepared on the basis of Generally Accepted Accounting Principles ("GAAP") primarily because on a GAAP basis (1) policy acquisition costs are deferred and amortized, (2) investment valuations and insurance reserves are based on different assumptions, (3) funds received under deposit-type contracts are not reported as premium revenue, and (4) deferred taxes are provided for temporary differences between book and tax basis of certain assets and liabilities. The effects on the financial statements of the differences between the statutory basis of accounting and GAAP are material to the Company.

The preparation of financial statements in conformity with the statutory basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual future results could differ from these estimates.

INVESTMENTS

The Company's investments are valued on the following bases:

Bonds                           --   Amortized cost using the interest method; loan-backed and
                                     structured securities are amortized using estimated
                                     prepayment rates and, generally, the prospective adjustment method
Common and preferred stocks     --   Common stocks are carried at fair value, preferred stocks
                                     are generally carried at cost, and unconsolidated
                                     subsidiaries are recorded using the equity method
Mortgage loans                  --   Amortized cost
Real estate                     --   Lower of cost, less depreciation and encumbrances, or
                                     estimated net realizable value
Policy loans                    --   Unpaid principal balance, which approximates fair value
Other investments               --   Consists primarily of joint venture investments which are
                                     valued at equity in ventures' net assets
Cash and temporary investments  --   Amortized cost, which approximates fair value

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

TEMPORARY INVESTMENTS

Temporary investments consist of debt securities that have maturities of one year or less at acquisition.

NET INVESTMENT INCOME

Net investment income includes interest and dividends received or due and accrued on debt securities and stocks, equity in unconsolidated subsidiaries' earnings and the Company's share of joint venture income. Net investment income is reduced by investment management expenses, real estate depreciation, depletion related to energy assets and costs associated with securities lending.

INTEREST MAINTENANCE RESERVE

The Company is required to maintain an interest maintenance reserve ("IMR"). The IMR is used to defer realized gains and losses, net of tax, on fixed income investments resulting from changes in interest rates. Net realized gains and losses deferred to the IMR are amortized into investment income over the approximate remaining term to maturity of the investment sold.

INVESTMENT RESERVES

The Company is required to maintain an asset valuation reserve ("AVR"). The AVR establishes a general reserve for invested asset valuation using a formula prescribed by state regulations. The AVR is designed to stabilize surplus against potential declines in the value of investments. In addition, the Company maintained a $200 million voluntary investment reserve at December 31, 1998 and 1997 to absorb potential investment losses exceeding those considered by the AVR formula. Increases or decreases in these investment reserves are recorded directly to surplus.

SEPARATE ACCOUNTS

Separate account assets and related policy liabilities represent the segregation of funds deposited by "variable" life insurance and annuity policyowners. Policyowners bear the investment performance risk associated with variable products. Separate account assets are invested at the direction of the policyowner in a variety of Company-managed mutual funds. Variable product policyowners also have the option to invest in a fixed interest rate annuity in the general account of the Company. Separate account assets are reported at fair value.

PREMIUM REVENUE AND OPERATING EXPENSES

Life insurance premiums are recognized as revenue at the beginning of each policy year. Annuity and disability income premiums are recognized when received by the Company. Operating expenses, including costs of acquiring new policies, are charged to operations as incurred.

OTHER INCOME

Other income includes considerations on supplementary contracts, ceded reinsurance expense allowances and miscellaneous policy charges.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

BENEFIT PAYMENTS TO POLICYOWNERS AND BENEFICIARIES

Benefit payments to policyowners and beneficiaries include death, surrender and disability benefits, matured endowments and supplementary contract payments.

RESERVES FOR POLICY BENEFITS

Reserves for policy benefits are determined using actuarial estimates based on mortality and morbidity experience tables and valuation interest rates prescribed by the Office of the Commissioner of Insurance of the State of Wisconsin. See Note 3.

POLICYOWNER DIVIDENDS

Almost all life insurance policies, and certain annuity and disability income policies, issued by the Company are participating. Annually, the Company's Board of Trustees approves dividends payable on participating policies in the following fiscal year, which are accrued and charged to operations when approved.

RECLASSIFICATION

Certain financial statement balances for 1997 and 1996 have been reclassified to conform to the current year presentation.

2. INVESTMENTS

DEBT SECURITIES

Debt securities consist of all bonds and fixed-maturity preferred stocks. The estimated fair values of debt securities are based upon quoted market prices, if available. For securities not actively traded, fair values are estimated using independent pricing services or internally developed pricing models. The Company records unrealized losses for debt securities considered impaired.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

Statement value, which principally represents amortized cost, and estimated fair value of the Company's debt securities at December 31, 1998 and 1997 were as follows:

                                                                RECONCILIATION TO ESTIMATED FAIR VALUE
                                                                ---------------------------------------
                                                                   GROSS          GROSS       ESTIMATED
                                                    STATEMENT    UNREALIZED     UNREALIZED      FAIR
DECEMBER 31, 1998                                     VALUE     APPRECIATION   DEPRECIATION     VALUE
--------------------------------------------------  ---------   ------------   ------------   ---------
                                                                       (IN MILLIONS)
US Government and political obligations...........  $ 3,904       $  461          $ (11)      $ 4,354
Mortgage-backed securities........................    7,357          280            (15)        7,622
Corporate and other debt securities...............   23,627        1,240           (382)       24,485
                                                    ---------   ------------     ------       ---------
                                                     34,888        1,981           (408)       36,461
Preferred stocks..................................      189            4             (1)          192
                                                    ---------   ------------     ------       ---------
Total.............................................  $35,077       $1,985          $(409)      $36,653
                                                    ---------   ------------     ------       ---------
                                                    ---------   ------------     ------       ---------


                                                                RECONCILIATION TO ESTIMATED FAIR VALUE
                                                                ---------------------------------------
                                                                   GROSS          GROSS       ESTIMATED
                                                    STATEMENT    UNREALIZED     UNREALIZED      FAIR
DECEMBER 31, 1997                                     VALUE     APPRECIATION   DEPRECIATION     VALUE
--------------------------------------------------  ---------   ------------   ------------   ---------
                                                                       (IN MILLIONS)
US Government and political obligations...........  $ 3,695       $  336          $  (3)      $ 4,028
Mortgage-backed securities........................    7,015          264             (4)        7,275
Corporate and other debt securities...............   21,649        1,098           (208)       22,539
                                                    ---------   ------------     ------       ---------
                                                     32,359        1,698           (215)       33,842
Preferred stocks..................................      167            4             (2)          169
                                                    ---------   ------------     ------       ---------
Total.............................................  $32,526       $1,702          $(217)      $34,011
                                                    ---------   ------------     ------       ---------
                                                    ---------   ------------     ------       ---------

The statement value of debt securities by contractual maturity at December 31, 1998 and 1997 is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    DECEMBER 31,   DECEMBER 31,
                                                        1998           1997
                                                    ------------   ------------
                                                           (IN MILLIONS)
Due in one year or less...........................    $   655        $   605
Due after one year through five years.............      5,031          4,878
Due after five years through ten years............     10,286          9,760
Due after ten years...............................     11,748         10,268
                                                    ------------   ------------
                                                       27,720         25,511
Mortgage-backed securities........................      7,357          7,015
                                                    ------------   ------------
                                                      $35,077        $32,526
                                                    ------------   ------------
                                                    ------------   ------------

STOCKS

The estimated fair values of common and perpetual preferred stocks are based upon quoted market prices, if available. For securities not actively traded, fair values are estimated using independent pricing services or internally developed pricing models.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

The adjusted cost of common and preferred stock held by the Company at December 31, 1998 and 1997 was $4.8 billion and $5.0 billion, respectively.

MORTGAGE LOANS AND REAL ESTATE

Mortgage loans are collateralized by properties located throughout the United States and Canada. The Company attempts to minimize mortgage loan investment risk by diversification of geographic locations and types of collateral properties.

The fair value of mortgage loans as of December 31, 1998 and 1997 was approximately $12.9 billion and $11.5 billion, respectively. The fair value of the mortgage loan portfolio is estimated by discounting the future estimated cash flows using current interest rates of debt securities with similar credit risk and maturities, or utilizing net realizable values.

At December 31, 1998 and 1997, real estate includes $61 million acquired through foreclosure at each date and $120 million and $124 million, respectively, of home office real estate. In 1998, 1997 and 1996, the Company recorded unrealized losses of $5 million, $2 million and $43 million, respectively, for the excess of statement value over fair value of certain real estate investments and mortgage loans.

REALIZED GAINS AND LOSSES

Realized investment gains and losses for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                      FOR THE YEAR ENDED               FOR THE YEAR ENDED               FOR THE YEAR ENDED
                                      DECEMBER 31, 1998                DECEMBER 31, 1997                DECEMBER 31, 1996
                                ------------------------------   ------------------------------   ------------------------------
                                                        NET                              NET                              NET
                                                      REALIZED                         REALIZED                         REALIZED
                                REALIZED   REALIZED    GAINS     REALIZED   REALIZED    GAINS     REALIZED   REALIZED    GAINS
                                 GAINS      LOSSES    (LOSSES)    GAINS      LOSSES    (LOSSES)    GAINS      LOSSES    (LOSSES)
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                         (IN MILLIONS)
Bonds.........................  $   514     $ (231)    $  283    $   518     $ (269)    $ 249     $   396     $ (383)    $   13
Common and preferred stocks...      885       (240)       645        533       (150)      383         580       (115)       465
Mortgage loans................       18        (11)         7         14        (14)        -           2        (15)       (13)
Real estate...................       41          -         41        100         (2)       98          36          -         36
Other investments.............      330       (267)        63        338       (105)      233         204        (51)       153
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
                                  1,788       (749)     1,039      1,503       (540)      963       1,218       (564)       654
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
Less: Capital gains taxes.....                            358                             340                               224
Less: IMR deferrals...........                            197                             209                                35
                                                      --------                         --------                         --------
Net realized capital gains....                         $  484                           $ 414                            $  395
                                                      --------                         --------                         --------
                                                      --------                         --------                         --------

SECURITIES LENDING

The Company has entered into a securities lending agreement whereby certain securities are loaned to third parties, primarily major brokerage firms. The Company's policy requires a minimum of 102 percent of the fair value of the loaned securities as collateral, calculated on a daily basis in the form of either cash or securities. Collateral assets received and related liability due to counterparties of $1.5 billion are included in the consolidated

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

statements of financial position for each of the periods ended at December 31, 1998 and 1997, and approximate the statement value of securities loaned at those dates.

INVESTMENT IN MGIC

The Company owns 11.0% (11.9 million shares) of the outstanding common stock of MGIC Investment Corporation ("MGIC"). This investment is accounted for using the equity method. At December 31, 1998 and 1997, the fair value of the Company's investment in MGIC exceeded the statement value of $180 million and $273 million, respectively, by $296 million and $768 million, respectively.

In July 1995, the Company entered into a forward contract with a brokerage firm to deliver 8.9 million to 10.7 million shares of MGIC (or cash in an amount equal to the market value of the MGIC shares at contract maturity) in August, 1998, in exchange for a fixed cash payment of $247 million ($24 per share). The Company's objective in entering into the forward contract was to hedge against depreciation in the value of its MGIC holdings during the contract period below the initial spot price of $24, while partially participating in appreciation, if any, during the forward contract's duration. In August 1998, the Company delivered 8.9 million shares to settle the forward contract. In conjunction with the settlement, the Company recorded a $114 million realized gain.

DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and market volatility. These hedging strategies include the use of forwards, futures, options and swaps.

The Company held the following positions for hedging purposes at December 31, 1998 and 1997:

DERIVATIVE FINANCIAL INSTRUMENT                           NOTIONAL AMOUNTS                          RISKS REDUCED
---------------------------------------------  ---------------------------------------  ---------------------------------------
                                                            (IN MILLIONS)
                                                  DECEMBER 31,
                                                      1998          DECEMBER 31, 1997
                                               ------------------   ------------------
Foreign Currency Forward                                                                Currency exposure on foreign-denominated
 Contracts...................................         $601                 $564         investments.
Common Stock Futures.........................          657                  327         Stock market price fluctuation.
Bond Futures.................................          379                   95         Bond market price fluctuation.
Options to acquire Interest Rate Swaps.......          419                  530         Interest rates payable on certain annuity
                                                                                        and insurance contracts.
Foreign Currency and Interest Rate Swaps.....           94                  209         Interest rates on variable rate notes and
                                                                                        currency exposure on foreign-denominated
                                                                                        bonds.

The notional or contractual amounts of derivative financial instruments are used to denominate these types of transactions and do not represent the amounts exchanged between the parties.

In addition to the use of derivatives for hedging purposes, equity swaps were held for investment purposes during 1997 and 1998. The notional amount of equity swaps outstanding at December 31, 1998 and 1997 was $188 million and $143 million, respectively.

Foreign currency forwards, foreign currency swaps, stock futures and equity swaps are reported at fair value. Resulting gains and losses on these contracts are unrealized until expiration of the contract. There is no statement

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

value reported for interest rate swaps, bond futures and options to acquire interest rate swaps prior to the settlement of the contract, at which time realized gains and losses are deferred to IMR. Changes in the value of derivative instruments are expected to offset gains and losses on the hedged investments. During 1998, net realized and unrealized gains on investments were partially offset by net realized losses of $104 million and net unrealized losses of $58 million on derivative instruments. The effect of derivative instruments in 1997 and 1996 was not material to the Company's results of operations.

3. RESERVES FOR POLICY BENEFITS

Life insurance reserves on substantially all policies issued since 1978 are based on the Commissioner's Reserve Valuation Method with interest rates ranging from 3 1/2% to 5 1/2%. Other life policy reserves are primarily based on the net level premium method employing various mortality tables at interest rates ranging from 2% to 4 1/2%.

Deferred annuity reserves on contracts issued since 1985 are valued primarily using the Commissioner's Annuity Reserve Valuation Method with interest rates ranging from 3 1/2% to 6 1/4%. Other deferred annuity reserves are based on contract value. Immediate annuity reserves are based on present values of expected benefit payments at interest rates ranging from 3 1/2% to 7 1/2%.

Active life reserves for disability income ("DI") policies issued since 1987 are primarily based on the two-year preliminary term method using a 4% interest rate and the 1985 Commissioner's Individual Disability Table A ("CIDA") for morbidity. Active life reserves for prior DI policies are based on the net level premium method, a 3% to 4% interest rate and the 1964 Commissioner's Disability Table for morbidity. Disabled life reserves for DI policies are based on the present values of expected benefit payments primarily using the 1985 CIDA (modified for Company experience in the first two years of disability) with interest rates ranging from 3% to 5 1/2%.

Use of these actuarial tables and methods involves estimation of future mortality and morbidity based on past experience. Actual future experience could differ from these estimates.

4. EMPLOYEE AND AGENT BENEFIT PLANS

The Company sponsors noncontributory defined benefit retirement plans for all eligible employees and agents. The expense associated with these plans is generally recorded by the Company in the period contributions to the plans are funded. As of January 1, 1998, the most recent actuarial valuation date available, the qualified defined benefit plans were fully funded. The Company recorded a liability of $98 million and $87 million for nonqualified defined benefit plans at December 31, 1998 and 1997, respectively. In addition, the Company has a contributory 401(k) plan for eligible employees and a noncontributory defined contribution plan for all full-time agents. The Company's contributions are expensed in the period contributions are made to the plans. The Company recorded $29 million, $27 million and $25 million of total expense related to its defined benefit and defined contribution plans for the years ended December 31, 1998, 1997 and 1996, respectively. The defined benefit and defined contribution plans' assets of $1.9 billion and $1.7 billion at December 31, 1998 and 1997, respectively, were primarily invested in the separate accounts of the Company.

In addition to pension and retirement benefits, the Company provides certain health care and life insurance benefits ("postretirement benefits") for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Postretirement benefit costs for the years ended December 31, 1998, 1997 and 1996 were a net expense (benefit) of $1.8 million, ($1.3) million and

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

($12.0) million, respectively. Net benefits were primarily a result of favorable differences between actuarial assumptions and actual experience.

                                    DECEMBER 31,          DECEMBER 31,
                                        1998                  1997
                                --------------------  --------------------
Unfunded postretirement
 benefit obligation for
 retirees and other fully
 eligible employees (Accrued
 in statement of financial
 position)....................  $35 million           $34 million
Estimated postretirement
 benefit obligation for active
 non-vested employees (Not
 accrued until employee
 vests).......................  $56 million           $50 million
Discount rate.................  7%                    7%
Health care cost trend rate...  10% to an ultimate    10% to an ultimate
                                5%, declining 1% for  5%, declining 1% for
                                5 years               5 years

If the health care cost trend rate assumptions were increased by 1%, the accrued postretirement benefit obligation as of December 31, 1998 and 1997 would have been increased by $5 million and $4 million, respectively.

At December 31, 1998 and 1997, the recorded postretirement benefit obligation was reduced by $23 million and $20 million, respectively, for assets funded for postretirement health care benefits.

5. REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding to reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $25 million of coverage per individual life and $35 million maximum of coverage per joint life. The Company has an excess reinsurance contract for disability income policies with retention limits varying based upon on coverage type.

The amounts shown in the accompanying consolidated financial statements are net of reinsurance. Policy benefit reserves at December 31, 1998 and 1997 were reported net of ceded reserves of $518 million and $435 million, respectively. The effect of reinsurance on premiums and benefits for the years ended December 31, 1998, 1997 and 1996 was as follows:

                                                     1998      1997      1996
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Direct premiums...................................  $8,426    $7,647    $7,064
Premiums ceded....................................    (405)     (353)     (397)
                                                    -------   -------   -------
Net premium revenue...............................  $8,021    $7,294    $6,667
                                                    -------   -------   -------
                                                    -------   -------   -------
Benefits to policyowners and beneficiaries........  $8,869    $8,057    $7,348
Benefits ceded....................................    (182)     (136)     (147)
                                                    -------   -------   -------
Net benefits to policyowners and beneficiaries....  $8,687    $7,921    $7,201
                                                    -------   -------   -------
                                                    -------   -------   -------

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

In addition, the Company received $121 million, $115 million and $93 million for the years ended December 31, 1998, 1997 and 1996, respectively, from reinsurers representing allowances for reimbursement of commissions and other expenses. These amounts are included in other income in the consolidated statement of operations.

Reinsurance contracts do not relieve the Company from its obligations to policyowners. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

6. INCOME TAXES

Provisions for income taxes are based on current income tax payable without recognition of deferred taxes. The Company files a consolidated life-nonlife federal income tax return. Federal income tax returns for years through 1988 are closed as to further assessment of tax. Adequate provision has been made in the financial statements for any additional taxes which may become due with respect to the open years.

The Company's effective tax rate on gains from operations before taxes for the years ended December 31, 1998, 1997 and 1996 was 48%, 56%, and 67% respectively. The Company's effective tax rate exceeds the federal corporate rate of 35% primarily because, (1) the Company pays a tax that is assessed only on the surplus of mutual life insurance companies ("equity tax"), and (2) the Company must capitalize and amortize (as opposed to immediately deducting) an amount deemed to represent the cost of acquiring new business ("DAC tax").

7. ACQUISITION OF FRANK RUSSELL COMPANY

Pursuant to an Agreement and Plan of Merger, dated as of August 10, 1998, the Company acquired Frank Russell Company effective January 1, 1999 for a purchase price of approximately $950 million. Frank Russell is a leading investment management and consulting firm, providing investment advice, analytical tools and investment vehicles to institutional and individual investors in more than 30 countries.

In connection with its acquisition of Frank Russell Company, the Company will be required in 1999 to charge-off directly from surplus approximately $341 million, which represents the amount of acquisition goodwill less 10% of the Company's surplus at December 31, 1998. In addition, the Company will request permission from the OCI to charge-off the remaining $474 million of acquisition goodwill in 1999 and currently intends to do so.

In connection with the acquisition, the Company has unconditionally guaranteed certain debt obligations of Frank Russell Company, including $350 million of senior notes and up to $150 million of other credit facilities.

8. CONTINGENCIES

The Company has guaranteed certain obligations of its affiliates. These guarantees totaled approximately $133 million at December 31, 1998 and are generally supported by the underlying net asset values of the affiliates.

In addition, the Company routinely makes commitments to fund mortgage loans or other investments in the normal course of business. These commitments aggregated to $2.1 billion at December 31, 1998 and were extended at market interest rates and terms.

The Company is engaged in various legal actions in the normal course of its investment and insurance operations. In the opinion of management, any losses resulting from such actions would not have a material effect on the Company's financial position.

                            [LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees and Policyowners of The Northwestern Mutual Life Insurance Company

We have audited the accompanying consolidated statement of financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, of changes in surplus and of cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these consolidated financial statements were prepared in conformity with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (statutory basis of accounting), which practices differ from generally accepted accounting principles. Accordingly, the consolidated financial statements are not intended to represent a presentation in accordance with generally accepted accounting principles. The effects on the consolidated financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, the consolidated financial statements audited by us (1) do not present fairly in conformity with generally accepted accounting principles, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary at December 31, 1998 and 1997, or the results of their operations or their cash flows for each of the three years in the period ended December 31, 1998 because of the effects of the variances between the statutory basis of accounting and generally accepted accounting principles referred to in the preceding paragraph and (2) do present fairly, in all material respects, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, on the basis of accounting described in Note 1.

                    [SIGNATURE]

January 25, 1999

                             TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
DISTRIBUTION OF THE CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . B-2

DETERMINATION OF ANNUITY PAYMENTS. . . . . . . . . . . . . . . . . . . . . B-2
     Amount of Annuity Payments. . . . . . . . . . . . . . . . . . . . . . B-2
     Annuity Unit Value. . . . . . . . . . . . . . . . . . . . . . . . . . B-3
     Illustrations of Variable Annuity Payments. . . . . . . . . . . . . . B-3

VALUATION OF ASSETS OF THE ACCOUNT . . . . . . . . . . . . . . . . . . . . B-4

TRANSFERABILITY RESTRICTIONS . . . . . . . . . . . . . . . . . . . . . . . B-4

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-4

FINANCIAL STATEMENTS OF THE ACCOUNT. . . . . . . . . . . . . . . . . . . . B-5
(for the two years ended December 31, 1998)

REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . B-11
(for the two years ended December 31, 1998)

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL LIFE. . . . . . . . . . . . . B-12
(for the three years ended December 31, 1998)

REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . B-25
(for the three years ended December 31, 1998)

                                        PART C
                                  OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS
          (a)  Financial Statements
               The financial statements of NML Variable Annuity Account A and The Northwestern Mutual Life Insurance Company are included in the Statement of Additional Information.

               NML VARIABLE ANNUITY ACCOUNT A
               (for the two years ended December 31, 1998)
                 Statement of Assets and Liabilities
                 Statement of Operations and Changes in Equity
                 Notes to Financial Statements
                 Report of Independent Accountants

               THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
               (for the three years ended December 31, 1998)
                 Consolidated Statement of Financial Position
                 Consolidated Summary of Operations
                 Consolidated Statement of Changes in Surplus
                 Consolidated Statement of Cash Flows
                 Notes to Consolidated Statutory Financial Statements Report of Independent Accountants

          (b)  Exhibits

               Exhibit 99(a)       Resolution of Agency and Marketing Committee of
                                   the Board of Trustees authorizing registration of
                                   an additional quantity of securities

               Exhibit B(4)(a)     Flexible Payment Variable Annuity Front Load
                                   Contract, QQV.ACCT.A. (0196), with amended
                                   application, including Contract amendment (sex
                                   neutral)

               Exhibit B(4)(b)     Flexible Payment Variable Annuity Back Load
                                   Contract, QQV.ACCT.A. (0196), with amended
                                   application, including Contract amendment (sex
                                   neutral)

               Exhibit B(4)(c)     Variable Annuity Front Load and Back Load Contract
                                   Payment Rate Tables, QQV.ACCT.A.B. (0196) (sex
                                   distinct)

               Exhibit B(5)        Application forms are included in Exhibits B(4)(a)
                                   and B(4)(b) above

               Exhibit B(8)(a)     Form of Participation Agreement Among Russell
                                   Insurance Funds, Russell Fund Distributors, Inc.
                                   and The Northwestern Mutual Life Insurance Company

                                      C-1


               Exhibit B(8)(b)     Form of Administrative Service Fee Agreement
                                   between The Northwestern Mutual Life Insurance
                                   Company and Frank Russell Company

               Exhibit B(9)        Opinion and Consent of John M. Bremer, Esq.

               Exhibit B(10)       Consent of PricewaterhouseCoopers LLP

          The following exhibit was filed in electronic format with the Registration Statement on Form S-6 for Northwestern Mutual Variable Life Account, File No. 333-59103, CIK 0000742277, dated July 15, 1998, and is incorporated herein by reference.

               Exhibit A(6)(b)     Amended By-Laws of The Northwestern Mutual Life
                                   Insurance Company dated January 28, 1998

          The following exhibit was filed in electronic format with Post-Effective Amendment No. 6 on Form N-4 for NML Variable Annuity Account A, File No. 33-58476, CIK 0000790162, dated November 13, 1995, and is incorporated herein by reference:

               EX-99.B1            Restated Articles of Incorporation of The
                                   Northwestern Mutual Life Insurance Company

          The following exhibits were filed in electronic format with the Registration Statement on Form N-4 for NML Variable Annuity Account A, File No. 333-22455, CIK 0000790162, dated February 27, 1997, and are incorporated herein by reference:

               Exhibit 99(b)       Resolution of the Board of Trustees of The
                                   Northwestern Mutual Life Insurance Company creating the Account and resolution of the Executive Committee designating the Account
                                   "NML Variable Annuity Account A"

               Exhibit A(3)(A)     Distribution Contract

Item 25. Directors and Officers of the Depositor

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company as of February 1, 1999, without regard to their activities relating to variable annuity contracts or their authority to act or their status as "officers" as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES

NAME                                    BUSINESS ADDRESS
----                                    ----------------
R. Quintus Anderson                     Aarque Capital Corporation
                                        111 West Second Street
                                        P.O. Box 310
                                        Jamestown, NY 14702-0310

                                      C-2

Edward E. Barr                          Sun Chemical Corporation
                                        222 Bridge Plaza South
                                        Fort Lee, NJ  07024

Gordon T. Beaham III                    Faultless Starch/Bon Ami Co.
                                        1025 West Eighth Street
                                        Kansas City, MO 64101

Robert C. Buchanan                      Fox Valley Corporation
                                        100 West Lawrence Street
                                        P.O. Box 727
                                        Appleton, WI  54911


Robert E. Carlson                       The Northwestern Mutual Life
                                          Insurance Company
                                        720 East Wisconsin Avenue
                                        Milwaukee, WI 53202

George A. Dickerman                     Spalding Sports Worldwide
                                        425 Meadow Street
                                        P.O. Box 901
                                        Chicopee, MA  01021-0901

Pierre S. du Pont                       Richards, Layton and Finger
                                        P.O. Box 551
                                        1 Rodney Square
                                        Wilmington, DE 19899

James D. Ericson                        The Northwestern Mutual Life
                                          Insurance Company
                                        720 East Wisconsin Avenue
                                        Milwaukee, WI 53202

J. E. Gallegos                          Gallegos Law Firm
                                        460 St. Michaels Drive
                                        Building 300
                                        Santa Fe, NM 87505

Stephen N. Graff                        805 Lone Tree Road
                                        Elm Grove, WI 53122-2014

Patricia Albjerg Graham                 Graduate School of Education
                                        Harvard University
                                        420 Gutman
                                        Cambridge, MA  02138

Stephen F. Keller                       101 South Las Palmas Avenue
                                        Los Angeles, CA 90004

                                      C-3

Barbara A. King                         Landscape Structures, Inc.
                                        Route 3
                                        601-7th Street South
                                        Delano, MN 55328

J. Thomas Lewis                         228 St. Charles Avenue
                                        Suite 1024
                                        New Orleans, LA 70130

Daniel F. McKeithan, Jr.                Tamarack Petroleum Company, Inc.
                                        Suite 1920
                                        777 East Wisconsin Avenue
                                        Milwaukee, WI 53202

Guy A. Osborn                           Universal Foods Corp.
                                        433 East Michigan Street
                                        Milwaukee, WI 53202

Timothy D. Proctor                      Glaxo Wellcome plc
                                        P.O. Box 13398
                                        5 Moore Drive
                                        Research Triangle Park, NC  27709

Donald J. Schuenke                      The Northwestern Mutual
                                          Life Insurance Company
                                        720 East Wisconsin Avenue
                                        Milwaukee, WI 53202

H. Mason Sizemore, Jr.                  The Seattle Times
                                        Fairview Avenue North and John Street
                                        P.O. Box 70
                                        Seattle, WA  98109

Harold B. Smith, Jr.                    Illinois Tool Works, Inc.
                                        3600 West Lake Avenue
                                        Glenview, IL 60625-5811

Sherwood H. Smith, Jr.                  Carolina Power & Light Company
                                        411 Fayetteville Street Mall
                                        P.O. Box 1551
                                        Raleigh, NC  27602

John E. Steuri                          Advanced Thermal Technologies
                                        2102 Riverfront Drive, Suite 120
                                        Little Rock, AR 72202-1747

                                      C-4

John J. Stollenwerk                     Allen-Edmonds Shoe Corporation
                                        201 East Seven Hills Road
                                        P.O. Box 998
                                        Port Washington, WI 53074-0998

Barry L. Williams                       Williams Pacific Ventures, Inc.
                                        100 First Street
                                        Suite 2350
                                        San Francisco, CA 94105

Kathryn D. Wriston                      c/o Shearman & Sterling
                                        599 Lexington Avenue
                                        Room 1126
                                        New York, NY 10022

EXECUTIVE OFFICERS

NAME                               TITLE
----                               -----

Deborah A. Beck                    Senior Vice President
William H. Beckley                 Senior Vice President
Robert J. Berdan                   Vice President
John M. Bremer                     Executive Vice President, General Counsel
                                     and Secretary
Peter W. Bruce                     Executive Vice President
Robert E. Carlson                  Executive Vice President and Trustee
Steven T. Catlett                  Vice President
Mark G. Doll                       Senior Vice President
Thomas E. Dyer                     Vice President
James D. Ericson                   President and Chief Executive Officer,
                                     Trustee
Richard L. Hall                    Senior Vice President
William C. Koenig, FSA             Senior Vice President and Chief Actuary
Gary E. Long                       Vice President and Controller
Susan A. Lueger                    Vice President
Meridee J. Maynard                 Vice President
Donald L. Mellish                  Senior Vice President
Bruce L. Miller                    Senior Vice President
Gregory C. Oberland                Vice President
Barbara F. Piehler                 Vice President
James F. Reiskytl                  Vice President
Mason G. Ross                      Senior Vice President
John E. Schlifske                  Vice President
Leonard F. Stecklein               Senior Vice President - Policyowner Services
Frederic H. Sweet                  Senior Vice President
Dennis Tamcsin                     Senior Vice President
Martha M. Valerio                  Vice President
W. Ward White                      Vice President
Walt J. Wojcik                     Senior Vice President
Edward J. Zore                     Executive Vice President

OTHER OFFICERS

NAME                               TITLE
----                               -----

John M. Abbott                     Associate Director - Benefits Research
Carl G. Amick                      Director - Disability Benefits
Maria J. Avila                     Assistant Controller
Michael J. Backus                  Associate Director - Information Systems
John E. Bailey                     Senior Actuary
Nicholas H. Bandow                 Assistant Director - Information Systems
Lynn F. Bardele                    Assistant Director - Field Training &
                                     Development
Margaret A. Barkley                Assistant Director
Walter L. Barlow                   Assistant Director - Education
Sandra L. Barton                   Assistant Director - Marketing
Bradford P. Bauer                  Assistant Director - Advanced Marketing
Beth M. Berger                     Assistant General Counsel & Assistant
                                     Secretary
Frederick W. Bessette              Assistant General Counsel & Assistant
                                     Secretary
Carrie L. Bleck                    Assistant Director
D. Rodney Bluhm                    Assistant General Counsel
Willette Bowie                     Employee Relations Director
Martin R. Braasch                  Director - Underwriting Standards & Services
Patricia R. Braeger                Associate Director - Information Systems
James A. Brewer                    Investment Research Officer
William J. Buholzer                Employee Relations Director
Michael S. Bula                    Assistant General Counsel
Jerry C. Burg                      Associate Director - Field Benefits
Pency P. Byhardt                   Assistant Director - New Business
Gregory B. Bynan                   Director - Corporate Services
Kim M. Cafaro                      Assistant General Counsel & Assistant
                                     Secretary
Gwen C. Canady                     Assistant Director-Mutual Funds
Shanklin B. Cannon, M.D.           Medical Director - Life Products/Research
Terese J. Capizzi                  Assistant Director
Kurt P. Carbon                     Assistant Regional Director
Michael G. Carter                  Assistant General Counsel & Assistant
                                     Secretary
William W. Carter                  Associate Actuary
John E. Caspari                    Assistant Director - Advertising & Corporate
                                     Information
Walter J. Chossek                  Associate Controller
Thomas R. Christenson              Director - Advanced Marketing
Eric P. Christophersen             Associate Director
Alan E. Close                      Associate Controller
Carolyn M. Colbert                 Assistant Director - New Business
Margaret Winter Combe              Director - Corporate Development
Virginia A. Corwin                 Assistant Director - New Business
Barbara E. Courtney                Associate Director - Mutual Funds
Larry A. Curran                    Actuarial Administrative Officer
Dennis J. Darland                  Assistant Director - Disability Income
Thomas H. Davis                    Associate Director - Information Systems
Nicholas De Fino                   Assistant Director
Carol A. Detlaf                    Director - Annuity Administration

                                      C-6

Colleen Devlin                     Assistant Director - Communications
Glen W. DeZeeuw                    Director - Agency Services
Joseph Dobering, III               Director - Underwriting Standards & Services
Jennifer L. Docea                  Actuary
Lisa C. Dodd                       Actuary
Richard P. Dodd                    Assistant Director - Agency
Daniel C. Dougherty                Director - Personal Markets
Margaret T. Dougherty              Assistant Director - Information Systems
John R. Dowell                     Director - Workforce Diversity
William O. Drehfal                 Assistant Director - Media Services
Steven J. Dryer                    Associate Director
Jeffrey S. Dunn                    Vice President
John E. Dunn                       Assistant General Counsel & Secretary
Somayajulu Durvasula               Associate Director - Field Financial
James R. Eben                      Assistant General Counsel and Assistant
                                     Secretary
Magda El Sayed                     Assistant Director - Information Systems
Michael S. Ertz                    Assistant Director - Advanced Marketing
Thomas F. Fadden                   Assistant Director - Information Systems
Christina H. Fiasca                Director - Policyowner Services
Zenia J. Fieldbinder               Assistant Director - Annuity Accumulation
Richard F. Fisher                  Senior Actuary
Dennis J. Fitzpatrick              Director - Advanced Marketing
Jon T. Flaschner                   Director - Policyowner Services
Kate M. Fleming                    Assistant General Counsel and Secretary
Carol J. Flemma                    Assistant Director - Marketing
John E. Fobes II                   Assistant Director - Agency Services
Donald Forecki                     Investment Officer
Phillip B. Franczyk                Vice President
Stephen H. Frankel                 Vice President
Peter Q. Fraser                    Director - Development
Anne A. Frigo                      Assistant Director - New Business
Richard R. Garthwait               Vice President - Field Financial
David L. Georgenson                Director - Agent Development
Paulette A. Getschman              Assistant Director - Policyowner Services
James W. Gillespie                 Vice President
Walter M. Givler                   Director - Corporate Services
Robert P. Glazier                  Director - New Business
Robert K. Gleeson, M.D.            Vice President - Medical Director
Mark J. Gmach                      Director - Agency
Jason G. Goetze                    Assistant Director - Marketing
David Lee Gosse                    Assistant Director - Disability Benefits
William F. Grady                   Director of Field Finances
John M. Grogan                     Director - Disability Income
Thomas C. Guay                     Director - Field Financial
Gerald A. Haas                     Assistant Director - Information Systems
Patricia Ann Hagen                 Assistant Director - Information Systems
Ronald D. Hagen                    Vice President
Thomas P. Hamilton                 Associate Director - Information Systems
Lori A. Hanes                      Director - Human Resources

                                      C-7

William M. Harris                  Assistant Regional Director - South
Dennis R. Hart                     Assistant Director - Agent Development
James C. Hartwig                   Vice President - Advanced Marketing
Paul F. Heaton                     Assistant General Counsel and Assistant
                                     Secretary
William L. Hegge                   Associate Director of Telecommunications
Wayne F. Heidenreich               Medical Director
Jacquelyn F. Heise                 Associate Director - Information Systems
Robert L. Hellrood                 Director - New Business
Herbert F. Hellwig                 Assistant Director - Personal Markets
Jane A. Herman                     Director - Term Upgrade
Gary M. Hewitt                     Vice President & Treasurer
Donna R. Higgins                   Associate Director - Information Systems
David L. Hilbert                   Investment Officer
Karla D. Hill                      Human Resource Officer
Susan G. Hill                      Assistant Director
John D. Hillmer                    Assistant Director - Information Systems
Hugh L. Hoffman                    Assistant Director - Information Systems
Richard S. Hoffmann                Director - Audit
Bruce Holmes                       Associate Actuary
Scott C. Iodice                    Assistant Director - Agency
Joseph P. Jansky                   Assistant Director - Corporate Planning
Michael D. Jaquint                 Assistant Actuary
Dolores A. Juergens                Associate Director of Restaurant Operations
Marilyn J. Katz                    Assistant Director - Medical Consultants
John C. Kelly                      Associate Controller
Kevin C. Kennedy                   Assistant Director - Architecture
James B. Kern                      Regional Director - Central Region
Donald C. Kiefer                   Vice President
Jason T. Klawonn                   Assistant Actuary
Brian J. Klink                     Director - Research
Allen B. Kluz                      Director - Field Financial
Beatrice C. Kmiec                  Assistant Regional Director - East
James A. Koelbl                    Assistant General Counsel and Secretary
John L. Kordsmeier                 Director - Human Resources
Robert J. Kowalsky                 Associate Director - Information Systems
Carol L. Kracht                    Assistant General Counsel & Assistant
                                     Secretary
Martha Krawczak                    Officer - Life and Disability
Jeffrey J. Krygiel                 Assistant Actuary
Todd L. Laszewski                  Associate Actuary
Patrick J. Lavin                   Director - Disability Benefits
James L. Lavold                    Associate Director - Meetings
Elizabeth J. Lentini               Assistant General Counsel & Secretary
Sally Jo Lewis                     Assistant General Counsel & Assistant
                                     Secretary
Mark P. Lichtenberger              Associate Director - LINK Technical Planning
Paul E. Lima                       Vice President-International Insurance
                                     Operations
Steven M. Lindstedt                Assistant Director - Information Systems
Melissa C. Lloyd                   Assistant Director - Advanced Marketing
James Lodermeier                   Assistant Director - Tax Planning
George R. Loxton                   Assistant General Counsel & Assistant
                                     Secretary
Mary M. Lucci                      Director - New Business

                                      C-8

Christine M. Lucia                 Human Resources Officer
Mark J. Lucius                     Corporate Information Officer
Merrill C. Lundberg                Assistant General Counsel & Assistant
                                     Secretary
Jon K. Magalska                    Associate Actuary
Jean M. Maier                      Vice President - Life Benefits
Joseph Maniscalco                  Associate Director - Information Systems
Raymond J. Manista                 Assistant General Counsel and Secretary
Steven C. Mannebach                Assistant Director - Field Financial Services
Jeffrey S. Marks                   Multi Life, Research & Reinsurance Officer
Steve Martinie                     Assistant General Counsel & Assistant
                                     Secretary
Ted A. Matchulat                   Actuarial Products Officer
Margaret McCabe                    Director - Policy Benefits Systems
Richard A. McComb                  Director - Human Resources
William L. McCown                  Vice President & Investment Counsel
Paul E. McElwee                    Assistant General Counsel & Assistant
                                     Secretary
James L. McFarland                 Assistant General Counsel & Secretary
Mary C. McIntosh                   Associate Director - Field Financial
Daniel E. McGinley                 Director - Management Development
Mark J. McLennon                   Assistant Director
Robert J. Meiers                   Ad Valorem Tax Manager
Larry S. Meihsner                  Assistant General Counsel & Assistant
                                     Secretary
Robert G. Meilander                Vice President
Richard E. Meyers                  Assistant General Counsel
Patricia A. Michel                 Assistant Director - Policyowner Services
Jay W. Miller                      Vice President & Tax Counsel
Sara K. Miller                     Vice President
Jill Mocarski                      Associate Medical Director
Tom M. Mohr                        Director of Policyowner Services - South
Richard C. Moore                   Associate Actuary
Scott J. Morris                    Assistant General Counsel and Assistant
                                     Secretary
Sharon A. Morton                   Investment Officer
Adrian J. Mullin                   Assistant Director - Personal Markets
Timothy P. Murphy                  Assistant Director-Marketing
Randolph J. Musil                  Assistant Director - Advanced Marketing
John E. Muth                       Assistant Director - Advanced Marketing
David K. Nelson                    Assistant General Counsel
Ronald C. Nelson                   Director
Timothy Nelson                     Assistant Director - Marketing
Leon W. Nesbitt                    Vice President-Agency
Karen M. Niessing                  Director - Policyowner Services
Daniel J. O'Meara                  Director - Field Financial
Mary Joy O'Meara                   Assistant Director - Advanced Marketing
Kathleen A. Oman                   Associate Director - Information Systems
Thomas A. Pajewski                 Investment Research Officer
Arthur V. Panighetti               Director - Tax Planning
Christen L. Partleton              Associate Director - Policyowner Services
David W. Perez                     Assistant General Counsel
Judith L. Perkins                  Assistant General Counsel & Assistant
                                     Secretary
Wilson D. Perry                    Assistant General Counsel & Assistant
                                     Secretary
Gary N. Peterson                   Actuary

                                      C-9

John C. Peterson                   Director of Policyowner Services - West
Harvey W. Pogoriler                Assistant General Counsel
Randolph R. Powell, M.D.           Medical Director
Mark A. Prange                     Associate Director - Information Systems
Brian R. Pray                      Assistant Regional Director - New Business
Thomas O. Rabenn                   Assistant General Counsel and Secretary
David R. Remstad                   Senior Actuary
David R. Retherford                Assistant Director of New Business - Central
Stephen M. Rhode                   Assistant Director - Qualified Benefits
Richard R. Richter                 Vice President
Daniel A. Riedl                    Assistant General Counsel
Marcia Rimai                       Vice President - Litigation Counsel
Kathleen M. Rivera                 Vice President - Insurance Counsel
Faith B. Rodenkirk                 Assistant Director - Group Marketing
James S. Rolfsmeyer                Assistant Director - Information Systems
Larry R. Roscoe                    Assistant Director - Compliance
Lora A. Rosenbaum                  Director - New Business
Robert K. Roska                    Associate Director - Information Systems
Sue M. Roska                       Director - Systems and Services
Harry L. Ruppenthal                Director of Policyowner Services - East
Stephen G. Ruys                    Assistant Director - Information Systems
Santo Saliture                     Associate Director of Advertising & Corporate
                                     Information
Rose Kordich Sasich                Assistant Director of Systems
Mary Ann Schachtner                Director - Field Training & Development
Linda Ann Schaefer                 Assistant Director - Marketing
Thomas F. Scheer                   Assistant General Counsel & Assistant
                                     Secretary
Carlen A. Schenk                   Associate Director
Jane A. Schiltz                    Vice President - Disability Income
Kathleen H. Schluter               Assistant General Counsel & Secretary
Calvin R. Schmidt                  Associate Director - Information Systems
Rodd Schneider                     Assistant General Counsel and Secretary
John O. Schnorr                    Assistant Director
Margaret R. Schoewe                Vice President - Information Systems
Todd M. Schoon                     Assistant Regional Director - Agency
John F. Schroeder                  Associate Director of Field Office
                                     Real Estate
Melva T. Seabron                   Director - Corporate Services
Norman W. Seguin, II               Investment Officer - Ad Valorem Taxes
Catherine L. Shaw                  Assistant General Counsel & Assistant
                                     Secretary
John E. Sheaffer, Jr.              Assistant Director - Agent Development
Janet Z. Silverman                 Director - New Business
Stephen M. Silverman               Assistant General Counsel
David W. Simbro                    Managing Director - Life Marketing
Paul W. Skalecki                   Associate Actuary
Cynthia S. Slavik                  Assistant Director - Environmental Engineer
Landon T. Smith                    Assistant Director - Replacements
Mark W. Smith                      Assistant General Counsel & Assistant
                                     Secretary
Warren L. Smith, Jr.               Investment Officer - Architecture
Steven W. Speer                    Director - Public Markets
Robert J. Spellman, M.D.           Vice President & Chief Medical Director

                                      C-10

Steve P. Sperka                    Assistant Actuary
Mark A. Stalsberg                  Assistant Director - Agency
Barbara J. Stansberry              Director - New Business
Bonnie L. Steindorf                Director - Department Operations
Steven H. Steidinger               Assistant Director - Marketing
Karen J. Stevens                   Assistant General Counsel & Assistant
                                     Secretary
Steven J. Stribling                Associate Actuary
Stephen J. Strommen                Associate Actuary
Theodore H. Strupp                 Assistant Director
Daniel J. Suprenant                Director - Group Disability Marketing
Victoria A. Sweigart               Human Resources Officer
Rachel L. Taknint                  Assistant General Counsel & Assistant
                                     Secretary
Thomas Talajkowski                 Assistant Director - Tax Compliance
Paul B. Tews                       Director - Investment Planning
J. Edward Tippetts                 Vice President
Susan M. Tompkins                  Director - Agency
Chris J. Torkelson                 Assistant Director
Jeannine M. Torkelson              Assistant Director - Marketing
Thomas W. Towers                   Associate Director - Public Relations
Gloria E. Tracy                    Assistant Director - Marketing
Linda K. Tredupp                   Assistant Director - Information Systems
Chris G. Trost                     Associate Actuary
Mark J. Van Cleave                 Assistant Director of Marketing Research
Michael T. Van Grinsven            Assistant Director - Management Development
Mary Beth Van Groll                Vice President - Information Systems
Gloria J. Venski                   Associate Director - Disability Benefits
Scott E. Wallace                   Assistant Director - Projects
Hal W. Walter                      Vice President
Robert J. Waltos                   Regional Director - Agency
P. Andrew Ware                     Vice President
Mary L. Wehrle-Schnell             Associate Director - Information Systems
Daniel T. Weidner                  Assistant Director - Information Systems
Joel S. Weiner                     Assistant Medical Director
Ronald J. Weir                     Associate Director - Information Systems
Kenneth R. Wentland                Assistant Director of Policyowner
                                     Services - East
Sandra D. Wesley                   Associate Director of Special Projects
Anna C. Westfall                   Financial Officer
Catherine A. Wilbert               Assistant General Counsel & Secretary
David L. Wild                      Director - Corporate Services
Donald R. Wilkinson                Vice President - Agency
Jeffrey B. Williams                Risk Manager
John K. Wilson                     Director - Personal Markets
Penelope A. Woodcock               Associate Director - Benefit Systems
Richard W. Woody                   Assistant Director - Agency
Stanford A. Wynn                   Assistant Director - Advanced Marketing
Catherine M. Young                 Assistant General Counsel & Secretary
Michael L. Youngman                Vice President - Legislative Representative
James A. Youngquist                Associate Actuary
Richard S. Zakrzewski              Associate Research Officer
John Zao                           Assistant Director - Information Systems

                                      C-11

Diana M. Zawada                    Associate Director
Rick T. Zehner                     Director - Corporate Planning
Patricia A. Zimmermann             Investment Officer - Real Estate Systems
Ray Zimmermann                     Director - LINK Information Network
Philip R. Zwieg                    Vice President - Technical Support
Robert E. Zysk                     Director - Tax Compliance

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The subsidiaries of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual Life"), as of January 1, 1999, are set forth on pages C-13 and C-14. In addition to the subsidiaries set forth pages on C-13 and C-14, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual Life:

     1.   NML Variable Annuity Account A
     2.   NML Variable Annuity Account B
     3.   NML Variable Annuity Account C
     4.   Northwestern Mutual Variable Life Account

     Northwestern Mutual Series Fund, Inc. (the "Fund"), shown on page C-13 as a subsidiary of Northwestern Mutual Life, is an investment company registered under the Investment Company Act of 1940, offering its shares to the separate accounts identified above; and the shares of the Fund held in connection with certain of the accounts are voted by Northwestern Mutual Life in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the accounts, or in the same proportions as the shares which are so voted.

                            NML CORPORATE STRUCTURE*
                            (AS OF JANUARY 1, 1999)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
     General Account
     NML Variable Annuity Account A
     NML Variable Annuity Account B
     NML Variable Annuity Account C
     NML Group Annuity Separate Account
     NML Variable Life Account
     Eiger Corporation - 100%
     Frank Russell Company and its subsidiaries - 100%
     Bradford, Inc. 100%
     NML/Tallahassee, Inc. - 100%
     Northwestern Investment Management Company - 100%
     Northwestern Mutual Las Vegas, Inc. - 100%
     Northwestern Long Term Care Insurance Company - 100%
     Northwestern International Holdings, Inc. - 100%
     Saskatoon Centre, Limited (inactive) - 100%
     Northwestern Mutual Series Fund, Inc. (and its 9 portfolios) - 100%
     Mason Street Funds, Inc. (and its 9 funds) - 77.03%
     MGIC Investment Corporation - 10.5%. MGIC holds 100% of the voting stock of the following:
        Mortgage Guaranty Reinsurance Corporation, MGIC, MGIC Reinsurance
          Corporation of Wisconsin, MGIC Mortgage Insurance Corporation, and various subsidiaries.
     Baird Financial Corporation - 80%. Baird Financial Corporation holds 83% of the voting stock of Robert W. Baird & Co., Incorporated and various subsidiaries.
     Northwestern Mutual Investment Services, LLC - 100%

NML REAL ESTATE HOLDINGS, LLC - 100%

     The Grand Avenue Corporation - 98.54%       Olive, Inc. - 100%
     Marina Pacific, Ltd. - 100%                 Bayridge, Inc. - 100%
     NML - Bellevue Corporation - 100%           Ryan, Inc. - 100%
     Solar Resources, Inc. - 100%                Pembrook, Inc. - 100%
     Rocket Sports, Inc. (inactive) - 100%       PBClub, Inc. - 100%
     Summit Sports, Inc. - 100%
     Greenway Sports, Inc. - 100%
     RE Corporation - 100%
     INV Corp. - 100%
     Buffalo Promotions, Inc. - 100%
     NW Greenway #1 (inactive) - 100%
     NW Greenway #9 - 100%
     Logan, Inc. - 100%
     Mitchell, Inc. - 100%
     Cass Corporation - 100%
     Burgundy, Inc. - 100%
     Amber, Inc. - 100%


*Except for MGIC Investment Corporation and its subsidiaries, includes all NML mutual funds and other corporations of which more than 50% ownership is controlled by NML.

                      NML CORPORATE STRUCTURE, CONTINUED*
                            (AS OF JANUARY 1, 1999)

NML SECURITIES HOLDINGS, LLC-100%

   NW Pipeline, Inc. - 100%                         Kristina International Sales, Inc. - 100%
   Painted Rock Development Corporation - 100%      NML/Mid Atlantic, Inc. - 100%
   NML Development Corporation - 100%
   Stadium and Arena Management, Inc. - 100%
   Carlisle Ventures, Inc. - 100%
   Park Forest Northeast, Inc. - 100%
   Travers International Sales, Inc. - 100%
   Highbrook International Sales, Inc. - 100%
   Elderwood International Sales, Inc. - 100%
   Mallon International Sales, Inc. - 100%
   Higgins, Inc. - 100%
   Hobby, Inc. - 100%
   Baraboo, Inc. - 100%
   Elizabeth International Sales, Inc. - 100%
   Sean International Sales, Inc. - 100%
   Alexandra International Sales, Inc. - 100%
   Brian International Sales, Inc. - 100%
   Jack International Sales, Inc. - 100%
   Brendan International Sales, Inc. - 100%
   Justin International FSC, Inc. - 100%
   Mason & Marshall, Inc. - 100%
   North Van Buren, Inc. - 100%
   Northwestern Mutual Life
     International, Inc. - 100%
   White Oaks, Inc. - 100%
   Hazel, Inc. - 100%
   Maroon, Inc. - 100%
   Coral, Inc. - 100%
   Russet, Inc. - 100%
   Larkin, Inc. - 100%
   Lydell, Inc. - 100%
   Klode, Inc. - 100%
   Chateau, Inc. - 100%
   Diversey, Inc. - 100%
   Lake Bluff, Inc. - 100%
   Nicolet, Inc. - 100%
   Tupelo, Inc. - 100%



*Except for MGIC Investment Corporation and its subsidiaries, includes all NML mutual funds and other corporations of which more than 50% ownership is controlled by NML.

Item 27. NUMBER OF CONTRACT OWNERS

     As of January 31, 1999, 17,977 variable annuity contracts issued in connection with NML Variable Annuity Account A were outstanding. All such contracts were issued as contracts for plans qualifying for special treatment under various provisions of the Internal Revenue Code.

Item 28. INDEMNIFICATION

     That portion of the By-laws of Northwestern Mutual Life relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual Life, amended by resolution and previously filed as an exhibit to the Registration Statement.

Item 29. PRINCIPAL UNDERWRITERS

     (a) Northwestern Mutual Investment Services, LLC ("NMIS"), the broker-dealer subsidiary of Northwestern Mutual Life, may be considered the principal underwriter currently distributing securities of the Registrant. NMIS is also co-depositor, and may be considered the principal underwriter, for NML Variable Annuity Account B and Northwestern Mutual Variable Life Account, separate investment accounts of Northwestern Mutual Life registered under the Investment Company Act of 1940 as unit investment trusts. In addition NMIS is the investment adviser for Northwestern Mutual Series Fund, Inc.

     (b)  The directors and officers of NMIS are as follows:

NAME                                         POSITION
----                                         --------
Maria J. Avila                Assistant Treasurer
Deborah A. Beck               Director and Vice President, Variable Life
                                Administration
William H. Beckley            Executive Vice President, Sales
Peter W. Bruce                Director
Robert E. Carlson             Director
Thomas A. Carroll             Vice President - Common Stocks
Walter J. Chossek             Treasurer
Barbara E. Courtney           Assistant Treasurer
Jefferson V. De Angelis       Vice President - Fixed Income Securities
Mark G. Doll                  Executive Vice President, Investment Advisory
                                Services
James R. Eben                 Assistant Secretary
Richard L. Hall               President and CEO
Lisa M. Heise                 Assistant Director, Equity Compliance, NMIS
                                Office of Supervisory Jurisdiction
Beatrice C. Kmiec             Assistant Vice President, Variable Life
                                Administration
Merrill C. Lundberg           Secretary
Meridee J. Maynard            Vice President, Variable Annuity Administration
                                and Marketing
Donald Parker                 Assistant Director, Equity Compliance, NMIS Office
                                of Supervisory Jurisdiction
Larry R. Roscoe               Vice President and Chief Compliance Officer
Ignatius L. Smetek            Vice President - Common Stocks
Leonard F. Stecklein          Vice President, Sales Support
Steven P. Swanson             Vice President

                                      C-15

Carla A. Thoke                Director, Equity Compliance, NMIS Office of
                                Supervisory Jurisdiction
Julie Van Cleave              Vice President - Common Stocks
Patricia L. Van Kampen        Vice President - Common Stocks
William R. Walker             Vice President
Robert J. Ziegler             Assistant Treasurer
Edward J. Zore                Director

The address for each director and officer of NMIS is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

          (c) During 1998 life insurance agents of Northwestern Mutual Life who are also registered representatives of NMIS received commissions, including general agent overrides, in the aggregate amount of $2,760,050 for sales of variable annuity contracts, and interests therein, issued in connection with the Registrant. NMIS received compensation for its investment advisory services from Northwestern Mutual Series Fund, Inc., the investment company in which assets of the Registrant are invested.

Item 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts, books or other documents required to be maintained in connection with the Registrant's operations are maintained in the physical possession of Northwestern Mutual Life at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 31.  MANAGEMENT SERVICES

          There are no contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 32.  UNDERTAKINGS

          (a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          (b) The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d) Reference is made to the indemnification provisions disclosed in response to Item 28. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the registered securities, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         As required by the Securities Act of 1933, the Registrant, NML Variable Annuity Account A, has duly caused this Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 25th day of February, 1999.

                                          NML VARIABLE ANNUITY ACCOUNT A
                                          (Registrant)

                                          By THE NORTHWESTERN MUTUAL LIFE
                                             INSURANCE COMPANY
                                             (Depositor)


Attest: JOHN M. BREMER                    By: JAMES D. ERICSON
        ------------------------------        ------------------------------
        John M. Bremer, Executive Vice        James D. Ericson, President
          President, General Counsel            and Chief Executive Officer
          and Secretary

         As required by the Securities Act of 1933, this Registration Statement has been signed by the depositor on the 25th day of February, 1999.

                                          THE NORTHWESTERN MUTUAL LIFE
                                          INSURANCE COMPANY
                                          (Depositor)


Attest: JOHN M. BREMER                    By: JAMES D. ERICSON
        ------------------------------        ------------------------------
        John M. Bremer, Executive Vice        James D. Ericson, President
          President, General Counsel            and Chief Executive Officer
          and Secretary

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the depositor and on the dates indicated:

Signature                     Title
---------                     -----


JAMES D. ERICSON              Trustee, President and
-----------------------       Principal Executive and
James D. Ericson              Financial Officer


GARY E. LONG                  Vice President, Controller
-----------------------       and Principal Accounting
Gary E. Long                  Officer


HAROLD B. SMITH*              Trustee                        Dated
-----------------------                                 February 25, 1999
Harold B. Smith


                                      C-18



J. THOMAS LEWIS*              Trustee
-----------------------
J. Thomas Lewis


PATRICIA ALBJERG GRAHAM*      Trustee
-----------------------
Patricia Albjerg Graham*


DONALD J. SCHUENKE*           Trustee
-----------------------
Donald J. Schuenke


R. QUINTUS ANDERSON*          Trustee
-----------------------
R. Quintus Anderson


STEPHEN F. KELLER*            Trustee
-----------------------
Stephen F. Keller


PIERRE S. du PONT*            Trustee
-----------------------
Pierre S. du Pont


J. E. GALLEGOS*               Trustee                        Dated
-----------------------                                 February 25, 1999
J. E. Gallegos


KATHRYN D. WRISTON*           Trustee
-----------------------
Kathryn D. Wriston


BARRY L. WILLIAMS*            Trustee
-----------------------
Barry L. Williams


GORDON T. BEAHAM III*         Trustee
-----------------------
Gordon T. Beaham III


DANIEL F. McKEITHAN, JR.*     Trustee
-----------------------
Daniel F. McKeithan, Jr.


ROBERT E. CARLSON*            Trustee
-----------------------
Robert E. Carlson


EDWARD E. BARR*               Trustee
-----------------------
Edward E. Barr

                                      C-19



ROBERT C. BUCHANAN*           Trustee
-----------------------
Robert C. Buchanan


SHERWOOD H. SMITH, JR.*       Trustee
-----------------------
Sherwood H. Smith, Jr.


H. MASON SIZEMORE, JR.*       Trustee
-----------------------
H. Mason Sizemore, Jr.


JOHN J. STOLLENWERK*          Trustee
-----------------------
John J. Stollenwerk


GEORGE A. DICKERMAN*          Trustee
-----------------------
George A. Dickerman


GUY A. OSBORN*                Trustee                        Dated
-----------------------                                 February 25, 1999
Guy A. Osborn


JOHN E. STEURI*               Trustee
-----------------------
John E. Steuri


STEPHEN N. GRAFF*             Trustee
-----------------------
Stephen N. Graff


BARBARA A. KING*              Trustee
-----------------------
Barbara A. King


TIMOTHY D. PROCTOR*           Trustee
-----------------------
Timothy D. Proctor



*By:  JAMES D. ERICSON
     ----------------------------------
     James D. Ericson, Attorney in Fact,
     pursuant to the Power of Attorney
     attached hereto

                             POWER OF ATTORNEY

     The undersigned Trustees of THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY hereby constitute and appoint James D. Ericson and Robert E. Carlson, or either of them, their true and lawful attorneys and agents to sign the names of the undersigned Trustees to (1) the registration statement or statements to be filed under the Securities Act of 1933 and to any instrument or document filed as part thereof or in connection therewith or in any way related thereto, and any and all amendments thereto in connection with variable contracts issued or sold by The Northwestern Mutual Life Insurance Company or any separate account credited therein and (2) the Form 10-K Annual Report or Reports of The Northwestern Mutual Life Insurance Company and/or its separate accounts for its or their fiscal year ended December 31, 1998 to be filed under the Securities Exchange Act of 1934 and to any instrument or document filed as part thereof or in connection therewith or in any way related thereto, and any and all amendments thereto. "Variable contracts" as used herein means any contracts providing for benefits or values which may vary according to the investment experience of any separate account maintained by The Northwestern Mutual Life Insurance Company, including variable annuity contracts and variable life insurance policies. Each of the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undersigned has subscribed these presents this 22nd day of July, 1998.

                                  R. QUINTUS ANDERSON                 Trustee
                                  ------------------------------------
                                  R. Quintus Anderson


                                  EDWARD E. BARR                      Trustee
                                  ------------------------------------
                                  Edward E. Barr


                                  GORDON T. BEAHAM III                Trustee
                                  ------------------------------------
                                  Gordon T. Beaham III


                                  ROBERT C. BUCHANAN                  Trustee
                                  ------------------------------------
                                  Robert C. Buchanan


                                  ROBERT E. CARLSON                   Trustee
                                  ------------------------------------
                                  Robert E. Carlson


                                  GEORGE A. DICKERMAN                 Trustee
                                  ------------------------------------
                                  George A. Dickerman

                                      C-21



                                  PIERRE S. du PONT                   Trustee
                                  ------------------------------------
                                  Pierre S. du Pont


                                  JAMES D. ERICSON                    Trustee
                                  ------------------------------------
                                  James D. Ericson


                                  J. E. GALLEGOS                      Trustee
                                  ------------------------------------
                                  J. E. Gallegos


                                  STEPHEN N. GRAFF                    Trustee
                                  ------------------------------------
                                  Stephen N. Graff


                                  PATRICIA ALBJERG GRAHAM             Trustee
                                  ------------------------------------
                                  Patricia Albjerg Graham


                                  STEPHEN F. KELLER                   Trustee
                                  ------------------------------------
                                  Stephen F. Keller


                                  BARBARA A. KING                     Trustee
                                  ------------------------------------
                                  Barbara A. King


                                  J. THOMAS LEWIS                     Trustee
                                  ------------------------------------
                                  J. Thomas Lewis


                                  DANIEL F. McKEITHAN, JR             Trustee
                                  ------------------------------------
                                  Daniel F. McKeithan, Jr.


                                  GUY A. OSBORN                       Trustee
                                  ------------------------------------
                                  Guy A. Osborn

                                      C-22



                                  TIMOTHY D. PROCTOR                  Trustee
                                  ------------------------------------
                                  Timothy D. Proctor


                                  DONALD J. SCHUENKE                  Trustee
                                  ------------------------------------
                                  Donald J. Schuenke


                                  H. MASON SIZEMORE, JR.              Trustee
                                  ------------------------------------
                                  H. Mason Sizemore, Jr.


                                  HAROLD B. SMITH                     Trustee
                                  ------------------------------------
                                  Harold B, Smith


                                  SHERWOOD H. SMITH, JR.              Trustee
                                  ------------------------------------
                                  Sherwood H. Smith, Jr.


                                  JOHN E. STEURI                      Trustee
                                  ------------------------------------
                                  John E. Steuri


                                  JOHN J. STOLLENWERK                 Trustee
                                  ------------------------------------
                                  John J. Stollenwerk


                                  BARRY L. WILLIAMS                   Trustee
                                  ------------------------------------
                                  Barry L. Williams


                                  KATHRYN D. WRISTON                  Trustee
                                  ------------------------------------
                                  Kathryn D. Wriston

                                   EXHIBIT INDEX
                            EXHIBITS FILED WITH FORM N-4
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                        FOR
                           NML VARIABLE ANNUITY ACCOUNT A

EXHIBIT NUMBER                EXHIBIT NAME
--------------                ------------
Exhibit 99(a)                 Resolution of Agency and Marketing Committee of
                              the Board of Trustees authorizing registration of
                              an additional quantity of securities

Exhibit B(4)(a)               Flexible Payment Variable Annuity Front Load
                              Contract, QQV.ACCT.A. (0196), with amended
                              application, including Contract amendment (sex
                              neutral)

Exhibit B(4)(b)               Flexible Payment Variable Annuity Back Load
                              Contract, QQV.ACCT.A. (0196), with amended
                              application, including Contract amendment (sex
                              neutral)

Exhibit B(4)(c)               Variable Annuity Front Load and Back Load Contract
                              Payment Rate Tables, QQV.ACCT.A.B. (0196) (sex
                              distinct)

Exhibit B(5)                  Application forms are included in Exhibits B(4)(a)
                              and  B(4)(b) above

Exhibit B(8)(a)               Form of Participation Agreement Among Russell
                              Insurance Funds, Russell Fund Distributors, Inc.
                              and The Northwestern Mutual Life Insurance Company

Exhibit B(8)(b)               Form of Administrative Service Fee Agreement
                              between The Northwestern Mutual Life Insurance
                              Company and Frank Russell Company

Exhibit B(9)                  Opinion and Consent of John M. Bremer, Esq.

Exhibit B(10)                 Consent of PricewaterhouseCoopers LLP

The following exhibit was filed in electronic format with the Registration Statement on Form S-6 for Northwestern Mutual Variable Life Account, File No. 333-59103, CIK 0000742277, dated July 15, 1998, and is incorporated herein by reference.

Exhibit A(6)(b)               Amended By-Laws of The Northwestern Mutual Life
                              Insurance Company dated January 28, 1998

The following exhibit was filed in electronic format with Post-Effective Amendment No. 6 on Form N-4 for NML Variable Annuity Account A, File No. 33-58476, CIK 0000790162, dated November 13, 1995, and is incorporated herein by reference:

EX-99.B1                      Restated Articles of Incorporation of The
                              Northwestern Mutual Life Insurance Company

The following exhibits were filed in electronic format with the Registration Statement on Form N-4 for NML Variable Annuity Account A, File No. 333-22455, CIK 0000790162, dated February 27, 1997, and are incorporated herein by reference:

Exhibit 99(b)                 Resolution of the Board of Trustees of The
                              Northwestern Mutual Life Insurance Company creating the Account and resolution of the Executive Committee designating the Account "NML
                              Variable Annuity Account A"

Exhibit A(3)(A)               Distribution Contract